MATERIAL INFORMATION

2022 Results THIRD QUARTER

CONTINUED CONTRIBUTION TO OUR STAKEHOLDERS

UNDERPINNED BY OUTSTANDING OPERATIONAL AND FINANCIAL PERFORMANCE

Grow with the Energy Transition

Production (mboed)*
684
720
3Q21
3Q22
Midstream (mbd)*
1,012
1,075
3Q21
3Q22
Downstream Throughput (mbd)*
354
395
3Q21
3Q22

*mboed: thousand barrels of oil equivalent per day * mbd: thousand barrels per day

GAS

- **20%** contribution to 3Q22 production
- **Micro LNG** Pilot moving forward in Buenaventura

isa — Contribution to Ecopetrol Group's EBITDA in 3Q22: COP **2.3** Trillion

720 mboed (3Q22)
Pre-pandemic production levels

+50 kbd
Successful Launch of additional crude unit in Cartagena **IPCC* project**

Barrancabermeja Refinery recognized as best in Latin America by World Refining Association

6 Successful Exploratory wells year to date

*IPCC: Cartagena Crude Plant Interconnection Project

Competitive Returns

COP Trillions

46%
35%
47%
50%
52
24
9
36
13
1
60
28
11
120
59
27
9M 19
9M 20
9M 21
9M 22
Revenue
EBITDA
Net Income
EBITDA Margin

RECORD 9 MONTHS FINANCIAL RESULTS

as of Sep 22

ecopetrol TRADING ASIA

25 mmbl

COMMERCIALIZED CRUDE

*mmbl: millions of barrels

GENERATE VALUE THROUGH TESG

- **CARBON OFFSET CRUDE** shipments commercialized
- **GREEN HYDROGEN PILOT** successfully completed
- **SECOND SPECIALIZED TCFD REPORT** on climate change management
- **PROCUREMENT OF GOODS AND SERVICES** for 17.6 TCOP as of Sep 22

CUTTING - EDGE KNOWLEDGE

CONTACT DETAILS
investors@ecopetrol.com.co

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Ecopetrol Group figures for September 2022 undoubtedly indicate an outstanding operating and commercial performance that supports our historical financial results. During the first nine months of 2022, the Company reached pre-pandemic production levels and obtained net income of COP 26.6 trillion. These achievements are the result of: i) significant progress in our operating, geographic and commercial diversification strategy; ii) the Group’s commitment to our corporate TESG (SosTECnibilidad®) targets, and the country’s energy sovereignty; iii) the strength, stability and reliability of the various segments of our operation; and iv) a strict capital discipline and cost approach which has allowed us to capture cumulative efficiencies of more than COP 1.8 trillion, thus achieving our annual goals set for 2022 in only the first nine months of the year.

Regarding the Competitive Returns pillar of our strategy, during 3Q22 the Company reported revenues of COP 43.4 trillion, net income of COP 9.5 trillion, EBITDA of COP 21.1 billion, and an EBITDA margin of 48.7%. For the consolidated figures for the year we achieved record results, with revenues of 119.8 trillion, an EBITDA of COP 59.2 billion, and EBITDA margin at 49.5%. By the end of September, the gross debt/EBITDA indicator was 1.5 times, and the return on capital employed (ROACE) was 19.1%.

Positive operating and commercial performance combined with favorable international crude oil prices allowed the Company to achieve better realization prices for our crude basket (a year-on-year increase of +24.5 USD/Bl in 3Q22 versus 3Q21), an escalation in local product sales volume (+8.9% in 3Q22 versus 3Q21) and higher exports (+17.1% in 3Q22 versus 3Q21). Given the behavior in spreads between gasoline and diesel fuel prices in the local market and the international reference price, the account receivable from the Fuel Price Stabilization Fund (FEPC), corresponding to the balance of 2Q22 and 3Q22, amounted to COP 20.4 trillion, at the end of September 2022. We have continued working with the Government to implement measures to reduce the balance, including the recognition of this item into the National Budget, and the beginning of a path towards domestic price adjustments.

On the commercial front, our trading subsidiary based in Singapore, Ecopetrol Trading Asia (ECPTA)

began operations in April and was officially inaugurated in September, allowing us to strengthen our crude exports to the Asian market. The physical presence of Ecopetrol in Singapore has allowed the development of new commercial relations with clients in China, India, Japan, South Korea, and Brunei, among others, enhancing our diversification strategy, while simultaneously improving sales margins.

For the Growth with the Energy Transition pillar, I would like to highlight several operational milestones achieved, in large part, due to the positive dynamics in CAPEX execution, which by the end of 2022 projects a total of investments allocated in line with our annual target of USD 4.8 – USD 5.8 billion

On the exploration front, so far this year we have recorded six successful discoveries in basins of significant interest to Ecopetrol around the country, such as the Colombian offshore (Uchuva-1, Gorgon-2), High Magdalena Valley (El Niño-2), Middle Magdalena Valley (Morito-1) Colombian Eastern Plains (Tejón-1) and in the Lower Magdalena Valley (Coralino-1 operated by our subsidiary Hocol), which will contribute to the country's energy sovereignty and, in particular, the supply for natural gas market.

In production, we continue within our growing path, with 720.4 mboed during 3Q22, the highest level since 1Q20 and which places us at the high end of our 2022 target. This increase in production can be explained by: i) incremental production from our domestic and international fields; ii) the re-establishment of social order; iii) contribution of tests in exploratory fields; iv) high demand for gas and LPG[1] sales compared to 2Q22; and v) recovery of production after scheduled maintenance in Cupiagua and Apiay in June and July, respectively.

During 3Q22, the contribution of gas, a key element in the energy transition process, to overall production was 20%. This, together with short and medium-term strategies for the development of the Piedemonte exploration activities and offshore operations in the medium and long term, will contribute to the country’s self-sufficiency and support a competitive offer of this critical resource for local industries and residential use.

In addition to the above, the excellent operating and financial results from our Permian operation reached new record highs, reflected in a 79% increase in production in 3Q22 compared to 3Q21 and 62% versus 2Q22, with an average production of 43.7 mboed (net for Ecopetrol before royalties).

1 LPG: liquefied petroleum gas

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In the Midstream segment, volumes transported amounted to 1,074.8 mbd, an increase of 6.2% over 3Q21. These results can be attributed to higher levels of production and additional third-party barrels, as well as an increase in transported products through multi-purpose pipelines, resulting from an increase in domestic fuel demand.

The Downstream segment registered outstanding operating and financial results in the quarter, with a combined throughput of 395 mbd, the highest ever recorded, and a combined gross margin of 20.3 USD/Bl. By mid-September, the Cartagena Refinery reached a throughput of 200 thousand barrels per day, following the successful commissioning of the additional crude unit as part of the IPCC (Cartagena Crude Plant Interconnection Project), which increased the refinery's capacity by +50 mbd. This confirms its key role in the substitution of higher cost imports for the country. The Barrancabermeja Refinery was recognized as the best in Latin America by the World Refining Association during the Latin American Refining Technology Conference (LARTC) held in September. This award highlights the refinery's leadership in efficiency, energy transition, profitability, and implementation of new technologies. Walter Canova, Vice President of Refining and Industrial Processes at Ecopetrol, was also honored as Downstream Executive of the Year during this event. I would also like to point out the contribution of the high operational availability of the units (96.3%), in line with the top international levels, which is the result of bottleneck abolition programs, operational assurance practices, as well as strategic scheduled maintenance shutdown plan that allowed capturing margins observed in the market (as of September, 85% of the planned shutdowns for 2022 have been executed).

As for Transmission and Toll Roads, I would like to highlight the strong financial results recorded this quarter, with a 24% growth compared to 3Q21 in terms of normalized net income (excluding non-recurring events for 3Q21), with an increase of 24% in operating income and 15% in total EBITDA. During the first nine months of the year, ISA’s contribution to the Ecopetrol Group’s net income following its consolidation was COP 0.9 trillion (Ecopetrol’s interest) and COP 6.5 trillion to EBITDA.

In our Generate Value Through TESG (SosTECnibilidad®) pillar, we highlight the following milestones for 3Q22:

On the environmental front, this quarter we continue moving forward with the construction of three solar eco-parks across the country, which could increase

Ecopetrol’s self-generating matrix in 72MW, by the end of the year and 2023. In this same line, before year-end, we expect to close agreements for the development of one additional eco-park that could contribute up to 56MW towards our target installed capacity of 400 to 450 MW by 2024. In terms of emissions reductions, as of September, we had accomplished 87% of our annual decarbonization goal (262,761 tCO2e).

On the hydrogen front, during the third quarter of 2022, we successfully completed the pilot test for the production of green hydrogen at the Cartagena Refinery, which will provide a solid basis for the next steps in the development and implementation of the company's hydrogen strategic plan. With the conclusion of the small-scale pilot program at the Refinery, the electrolyzer is now incorporated into Esenttia's assets to provide between 8% and 10% of its hydrogen demand for its industrial processes.

Additionally, as part of our advances in the energy transition, in August and October, we sold the second and third shipments of carbon offset crude oil to Phillips 66 and Citgo, respectively, two of the largest refineries in the United States, thus contributing to the mitigation of climate change in Latin America and the region. In terms of water management, we reported positive results with 78% reuse compared to the total water required to operate during the quarter, thus continuing to progress toward our ambition of water neutrality by 2045.

Other relevant milestones achieved during the quarter include: i) the publication of our second specialized report on climate change risk and opportunities management under the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and the recognition received from the UN Global Compact Network, Colombia for our "Eco reserves Network" initiative and its impact on biodiversity conservation. In addition, in October we inaugurated the first stretch in Colombia, paved with asphalt containing recycled plastic along with Bogota's El Dorado Airport.

In the social dimension, so far this year we have allocated resources for sustainable development portfolio projects and initiatives amounting to COP 300 billion. One of the most significant of these investments is the line allocation for education programs like: " Bachilleres Ecopetrol Mario Galán Gómez", which has provided better opportunities to more than 1,500 individuals since its inception, and which for this edition granted university scholarships to 65 students from different regions in Colombia,

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and bets on gender equality and the strengthening of STEM[2] careers with the “She is an Astronaut” Program in alliance with the “She Is” Foundation and the NASA Space Center, as well as; the inauguration of the first phase of construction of 28 classrooms in Guamal, Meta. Additionally, the Ecopetrol Group will carry out 16 new projects through the "Works in Lieu of Taxes" mechanism for a total of COP 155 billion, which will benefit more than 128,000 individuals from nine departments across the country, including initiatives that seek to accelerate the energy transition, closing gaps in road infrastructure, supporting public education, and access to drinking water and basic sanitation. The investments carried out under this mechanism for the last five years amount COP 553.5 billion.

Furthermore, we received a special praise to the work of Ecopetrol Group companies, which as of September of this year contracted services for COP 17.6 trillion and generated more than 106 thousand jobs. This is evidence of the Group's contributions and importance to the economy and its commitment to Colombia's business development.

On the Corporate Governance front, the second Extraordinary General Shareholders' Meeting of the year was held on October 24, where the election of members of the Board of Directors was submitted for consideration by the highest corporate body. The new Board, in addition to complying with all statutory and legal requirements, is confirmed by people with recognized professional careers and extensive experience in various sectors of the economy, including energy, and is prepared to deepen our energy transition strategy. I am also proud to mention that in line with the Company's commitment to diversity and inclusion, with the proposed and chosen Board, the quota of women who make part of it increased from one to two members.

Ecopetrol obtained a score of 77 points out of 100 in the 2022 Dow Jones Sustainability Index, an increase of 9 points over the previous year. This assessment, in which over 10,000 companies worldwide participate, is the most important internationally recognized, assessing good corporate practice benchmark, providing a detailed diagnosis of the environmental, social, economic, and corporate governance management dimensions.

Finally, on the Cutting-Edge Knowledge pillar, for the 3Q22, the Science, Technology and Innovation agenda secured benefits for USD 136 million. Also, it is worth mentioning: i) the deployment of the digital solution for integrated commercial management of gas models and ii) the implementation of the Visual Mesa digital tool, with a potential annual reduction of 20,000 tons of CO2e of emissions at the Barrancabermeja Refinery. Another high point is the deployment of the initial versions of the water management platform, which was developed jointly with Accenture and AWS, focusing on the optimization of the capture, use and discharge processes of water resources at the Barrancabermeja Refinery, and in both conventional (Ocelote Hocol) and non-conventional (Permian) Upstream operations. This platform represents a key effort to achieve our goal of becoming a water-neutral Company by 2045. On the other hand, during the quarter, we reached an alliance with the State of Bayern, Germany. This initiative focuses on strengthening the bilateral exchange of knowledge, innovation and technology for sustainable development and energy transition.

In addition to the aforementioned awards, Ecopetrol and some of its subsidiaries also received other distinctions, including: i) three Andesco awards (in recognition of contributions to sustainability, and the adoption of best market and corporate governance practices); ii) first place in the Business Innovation ranking awarded by the ANDI (National Business Association of Colombia), in the Bogota-Cundinamarca region and fifth place nationwide; and iii) the digital business transformation award presented to Ecopetrol at the ANDICOM 2022 ICT Congress, by CINTEL[3] and PwC; iv) second place in the Shared Services and Outsourcing Network (SSON)[4] in the Human Resources category for its New Normal project; and v) ranked among the top two companies with the best reputation in Colombia, according to Merco, climbing three positions in contrast to 2021.

As we look ahead to the end of 2022, we remain committed to generating sustainable value for both society and our shareholders, we continue moving towards the implementation of our corporate strategy, one which will allow us to make the most of the opportunities provided under the energy transition process, and simultaneously contribute to the country’s energy sovereignty.

Felipe Bayón

CEO Ecopetrol S.A

[2] Science, Technology, Engineering, and Math. [3] Center for Research and Development in Information and Communication Technologies (CINTEL for its Spanish acronym)	[4] Largest shared services network in the world

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Bogotá, November 8, 2022. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s financial results for the third quarter of 2022, prepared under International Financial Reporting Standards applicable in Colombia.

The Ecopetrol Group reported solid operating and financial results for 3Q22, with an EBITDA and net income of COP 21.1 trillion and COP 9.5 trillion, respectively. Such positive results were mainly driven by i) a favorable pricing environment; ii) increased production in both Permian and domestic Ecopetrol operations; iii) record throughputs at the refineries; iv) higher sales levels; and v) strong results at ISA. The foregoing made it possible to offset: i) the effects of inflation and exchange on our operating costs and expenses and ii) the effects of the foreign exchange rate due to the increase in the average exchange rate of the Colombian peso to the US dollar. Importantly, in 3Q22, the payment of the outstanding FEPC balance as of the first quarter of 2022, for a total of COP 6.5 trillion, benefitted our cash position.

Table 1: Financial Summary Income Statement –Ecopetrol Group

Billion (COP)	3Q 2022	3Q 2021	∆ ($)	∆ (%)	9M 2022	9M 2021	∆ ($)	∆ (%)
Total sales	43,438	23,333	20,105	86.2%	119,796	59,983	59,813	99.7%
Depreciation and amortization	3,056	2,629	427	16.2%	8,361	7,195	1,166	16.2%
Variable cost	16,982	8,994	7,988	88.8%	45,390	21,992	23,398	106.4%
Fixed cost	4,397	2,883	1,514	52.5%	11,700	7,262	4,438	61.1%
Cost of sales	24,435	14,506	9,929	68.4%	65,451	36,449	29,002	79.6%
Gross income	19,003	8,827	10,176	115.3%	54,345	23,534	30,811	130.9%
Operating and exploratory expenses	1,781	1,725	56	3.2%	5,986	4,362	1,624	37.2%
Operating income	17,222	7,102	10,120	142.5%	48,359	19,172	29,187	152.2%
Financial income (loss), net	(1,853)	(697)	(1,156)	165.9%	(5,366)	(2,180)	(3,186)	146.1%
Share of profit of companies	218	111	107	96.4%	657	226	431	190.7%
Income before income tax	15,587	6,516	9,071	139.2%	43,650	17,218	26,432	153.5%
Income tax	(5,115)	(2,193)	(2,922)	133.2%	(14,309)	(5,499)	(8,810)	160.2%
Net income consolidated	10,472	4,323	6,149	142.2%	29,341	11,719	17,622	150.4%
Non-controlling interest	(959)	(516)	(443)	85.9%	(2,786)	(1,102)	(1,684)	152.8%
Net income attributable to owners of Ecopetrol	9,513	3,807	5,706	149.9%	26,555	10,617	15,938	150.1%

EBITDA	21,142	10,371	10,771	103.9%	59,249	27,986	31,263	111.7%
EBITDA Margin	48.7%	44.4%	-	4.3%	49.5%	46.7%	-	2.8%

The financial information included in this report has not been audited and is expressed in billion or trillions of Colombian pesos (COP) or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. For presentation purposes, certain figures in this report were rounded to the nearest decimal place.

Forward-looking statements: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness, our ability to successfully integrate our recently acquired subsidiary, ISA, and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

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I.	Financial and Operating Results

Sales Revenue

Revenues during 3Q22 increased 86.2% or COP +20.1 trillion as compared to 3Q21, for a total of COP 43.4 trillion, primarily as a result of:

•	An increase of +28.3 USD/Bl (COP +10.0 trillion) in the weighted average sales price of crude oil, products, and natural gas, primarily due to a higher Brent reference price and the strengthening of the middle distillates spread compared to the Brent.
•	A positive impact on revenues (COP +4.7 trillion), due to a higher average exchange rate.
•	An increase in sales volumes (COP +2.7 trillion, +113.7 mboed), mainly due to: i) an increase in production in the Permian; ii) higher realization and evacuation of crude oil vessels abroad; and iii) increase in domestic demand for medium distillates, gasoline, and gas.
•	An increase in service revenues (COP +2.7 trillion), mainly due to the consolidation of the ISA’s financial results throughout 3Q22 compared to only one month in 3Q21.

Table 2: Sales Volume – Ecopetrol Group

Local Sales Volume - mboed	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Medium Distillates	172.0	153.1	12.3%	170.8	139.3	22.6%
Gasoline	153.6	139.4	10.2%	151.3	128.5	17.7%
Natural Gas	98.4	92.4	6.5%	97.8	90.2	8.4%
Industrials and Petrochemicals	20.5	21.6	(5.1%)	22.2	22.2	0.0%
LPG and Propane	19.9	19.0	4.7%	18.8	18.9	(0.5%)
Crude Oil	2.0	2.3	(13.0%)	2.2	2.4	(8.3%)
Fuel Oil	0.0	0.2	(100.0%)	0.0	0.4	(100.0%)
Total Local Volumes	466.3	428.0	8.9%	463.1	401.9	15.2%

Export Sales Volume - mboed	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Crude Oil	417.8	340.5	22.7%	409.7	347.3	18.0%
Products	93.8	98.8	(5.1%)	85.2	100.9	(15.6%)
Natural Gas*	6.3	3.1	103.2%	5.1	3.0	70.0%
Total Export Volumes	517.9	442.4	17.1%	500.0	451.2	10.8%

Total Sales Volumes	984.2	870.4	13.1%	963.1	853.1	12.9%

* Natural gas exports correspond to local sales of Ecopetrol América LLC and Ecopetrol Permian LLC

Total volume sold during the quarter amounted to 984.2 mboed, registering an increase of 13.1% compared to the volume sold in the same quarter of 2021, primarily as a result of both an increase in local sales volumes, mainly in gasoline and middle distillates, and an increase in crude oil and gas exports.

Sales in Colombia, which account for 47% of the total, increased by 8.9% or 38.2 mboed compared to 3Q21, mainly due to:

•	An increase in diesel sales (+12.3 mbod), gasoline (+14.2 mbod) and jet fuel (+6.6k bpd), primarily due to the strengthening of domestic fuel demand as a result of higher economic activity and the continued decrease in COVID-19 related restrictions. For the nine-month period ending September 30, 2022, gasoline and diesel consumption in land borders have increased by 5% and 11%, respectively, compared to 9M21.
•	An increase in the sale of natural gas (+6.0 mboed), also mainly due to the recovery of domestic demand.

International sales, which account for 53% of the total, increased by 17.1% or 75.5 mboed, compared to 3Q21, mainly due to the effect of.

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•	Higher crude oil exports (+77.3 mboed) due to higher production.
•	Ecopetrol Trading Asia (ECPTA), which started operations in April, sold 25 million barrels as of September, contributing to the deepening of the Asian market.
•	Ecopetrol deliveries reported in transit which have yet to reach their final destination by the end of 2Q22 (+51 mbod cargoes to be delivered in destination port in 3Q22), an increase in production in the Permian (+8 mbod) due to the entry into operation of new wells, and increased activity in Ecopetrol America (+0.5 mboed).
•	Increases in sales to markets such as the United States and Europe as part of Ecopetrol’s market diversification strategy and to offset limited demand from the Asian market during 3Q22 as a result of increased Russian crude flows to Asia (~400 mbd above the 2021 average).

Table 3: Average Realization Prices – Ecopetrol Group

USD/Bl	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Brent	97.7	73.2	33.5%	102.5	68.0	50.7%
Natural Gas Basket	28.1	24.3	15.6%	27.6	24.5	12.7%
Crude Oil Basket	92.5	68.0	36.0%	95.5	63.6	50.2%
Products Basket	119.7	81.8	46.3%	121.7	75.9	60.3%

Crudes: Crude oil basket prices increased 24.5 USD/Bl, from 68.0 USD/Bl to 92.52 USD/Bl in 3Q22 as compared to 3Q21, primarily as a result of the increase in the average Brent price and supported by a market diversification strategy in terms of clients and destinations, that mitigated the effect of a more competitive market due to the increased presence of Russian and Iranian crudes, which traded at significant discounts.

Refined Products: The product sales basket increased 37.9 USD/Bl from 81.8 USD/Bl to 119.7 USD/Bl in 3Q22 as compared to 3Q21, mainly as a result of the recovery of international indicators and higher global demand for gasoline and diesel.

Natural Gas: Gas sales price increased 3.8 USD/Bl (0.6 USD/MBTU)5 in 3Q22 as compared to 3Q21, primarily due to the indexation of domestic contracts to US PPI (Producer Price Index) starting December 2021.

Hedging Program: During 3Q22, Ecopetrol executed four tactical price risk hedges for 5.2 million barrels. Tactical hedging is part of the Asset-Backed Trading (ABT) commercial strategy, which seeks to maximize the value of products through the optimal use of assets and proactive price risk management. Furthermore, during 3Q22 a strategic hedging plan was executed for the second half of the year to protect cash in the event of prices falling below the budgeted base price.

Cost of Sales

Cost of sales increased by 68.4%, or COP +9.9 trillion in 3Q22 as compared to 3Q21. This increase in the cost of sales is primarily a result of the factors described below:

Variable Costs:

Variable costs, increased by 88.8%, or COP +8.0 trillion in 3Q22 as compared to 3Q21, primarily due to the combined net effect of:

•	Increased purchases of crude oil, gas and products (COP +4.2 trillion), primarily as a result of: i) an increase in the weighted average purchase price of domestic purchases and imports of +24.8 USD/Bl (COP +3.1 trillion); ii) an increase in the average exchange rate (COP +1.7 trillion); partially offset by iii) a decrease in volumes purchased (COP -0.6 trillion, -20.8 mboed) mainly from imports of products given the operational stability in both refineries that allowed the Company to better address domestic demand for fuel products supported by its own production.

5 Conversion with heating value of 1.1 MBTU/kSCF

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•	Inventory consumption (COP +3.4 trillion), primarily due to i) higher crude oil evacuation and deliveries abroad; and ii) lower valuation of the average cost of crude oil and purchased products, resulting from the drop in international reference prices during 3Q22 compared to 2Q22.

•	Increase in other variable costs (COP +0.4 trillion), primarily due to increased operating activities in line with the increase in production, throughput and transported volume, increase in tariffs and the negative effect impact on costs in US dollar terms due to the increase in the average COP/USD exchange rate.

Fixed Costs: Fixed costs increased by 52.5% or COP +1.5 trillion in 3Q22 compared to 3Q21, mainly due to: i) the consolidation of ISA's fixed costs throughout 3Q22, as compared to one only month in 3Q21; and ii) increases in maintenance and field operation services costs related to the reactivation of economic activity, increases in contract tariffs by inflation, and the negative effect of the higher average exchange rate.

Depreciation and Amortization: In 3Q22 depreciation and amortization increased by 16.2% or COP +0.4 trillion as compared to 3Q21, primarily as a result of: i) the consolidation of ISA's results throughout 3Q22, as compared to only one month in 3Q21; ii) the negative effect of the exchange rate in the depreciation of the Group's subsidiaries that use the US dollar as their functional currency, given the devaluation of the Colombian peso against the US dollar; iii) higher CAPEX levels; and iv) an increase in Permian's production. The increase was partially offset by an increase in the incorporation of reserves in the previous year, which results in a lower depreciation rate.

Operating Expenses, Net of Other Income

In 3Q22, operating expenses, net of other income increased 3.2%, or COP +56 trillion as compared to 3Q21, primarily due to:

•	An increase associated with the incorporation of ISA's operating expenses throughout 3Q22, as compared to only one month in 3Q21 (COP +0.2 trillion).
•	An increase in customs operating expenses, mainly due to the increase in sales under the DAP (Delivery at Place) modality (COP +0.1 trillion).
•	An increase in expenses associated with agreements and social investment projects (COP +0.1 trillion).
•	Other minor expenses, including increases in labor expenses, industry and commerce tax expenses and the update for environmental provisions (COP +0.1 trillion).

This increase in operating expenses was partially offset by:

•	Operating revenues from the sale of assets in the CEGOC area (Casanare, Estero, Garcero, Orocue and Corocora) in August 2022 which generated a profit (COP 0.3 trillion).
•	A decrease in exploratory expenses due to lower recognition of dry wells (COP -0.2 trillion).

Financial Result (Non-Operating)

Non-operating financial expenses increased by 165.7% or COP +1.2 trillion in 3Q22 as compared to 3Q21, primarily as a result of:

•	The incorporation of ISA's net financial result throughout 3Q22, compared to only one month of 3Q21 (COP +0.5 trillion), which includes: interest, foreign exchange difference, financial returns and others.
•	An increase in the exchange difference expense (COP +0.5 trillion), given the higher net liability position in US dollars of the Ecopetrol Group and the devaluation of the Colombian peso against the US dollar.
•	Increase in financial expenses (COP +0.2 trillion), mainly due to debt acquired in 2H21 to finance the purchase of ISA.

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This increase in financial expenses was partially offset by higher returns and portfolio valuation such as financial assets, investments portfolio, and bank accounts.

The Effective Tax Rate for 9M 2022 was 32.8% compared to 31.9% in 2021 and for 3Q22 was 32.8% as compared to 33.7% in 3Q21. The variation for both periods derives from the better results in subsidiaries operating under a special tax regime, as is the case of the Cartagena Refinery, ISA and companies in the United States and Brazil, partially offset by a higher nominal tax rate in the Colombian companies of 4 basis points compared to 2021.

Cash Flow and Debt

Table 4: Cash position – Ecopetrol Group

Billion (COP)	3Q 2022	3Q 2021	9M 2022	9M 2021
Initial cash and cash equivalents	10,104	5,022	14,550	5,082
(+) Cash flow from operations	14,934	5,280	24,875	11,527
(-) CAPEX	(5,494)	(3,564)	(13,434)	(8,753)
(+/-) Investment portfolio movement	(775)	(552)	393	1,155
(-) Acquisition of subsidiaries, net of cash acquired	0	(9,316)	0	(9,316)
(+) Other investment activities	1,455	56	1,985	216
(+/-) Acquisition, borrowings and interest payments of debt	(2,143)	13,485	(5,117)	11,441
(-) Dividend payments	(5,222)	(274)	(11,187)	(1,424)
(+/-) Exchange difference (cash impact)	66	(50)	867	159
(-) Return of capital	(7)	0	(14)	0
Final cash and cash equivalents	12,918	10,087	12,918	10,087
Investment portfolio	2,963	3,047	2,963	3,047
Total cash	15,881	13,134	15,881	13,134

Cash Flow:

At the end of 3Q22, the Ecopetrol Group closed with a cash balance of COP 15,881 billion (42% COP and 58% USD).

During 3Q22, the main source of liquidity for the Ecopetrol Group was cash from operating activities totaling COP +14.9 trillion, primarily due to revenues from operations across all business segments and the payments received from the Ministry of Finance and Public Credit and allocated to the FEPC account receivable for an amount of COP +6.5 trillion. The improvement in the Ecopetrol Group’s liquidity position was partially offset by the continued accrual of the FEPC account during 3Q22 of COP +9.9 trillion, mainly due to the sustained difference between international and domestic prices of gasoline and diesel. As of September, the cumulative balance of the FEPC account receivable is COP 20.4 trillion.

The main cash outflows for 3Q22 were allocated to capital investment needs (CAPEX) for COP -5.5 trillion and dividend payments for COP -5.2 trillion, which were primarily disbursed to the Nation by COP -4.8 trillion.

Debt:

At the closing of 3Q22, the debt on balance sheet was COP 107.8 trillion, equivalent to USD 23,470 million, +COP 8.9 trillion as compared to the closing of 2Q22. This increase is mainly due to the effect on our US dollar debt of the devaluation of the Colombian peso against the US dollar in 3Q22 (from a TRM of 4,151 COP/USD at the end of 2Q22 to 4,590 COP/USD at the end of 3Q22). The accounting counterparty of such increase is seen mainly in shareholder´s equity in the Other Comprehensive Income account due to the use of Ecopetrol's accounting hedges to mitigate exchange exposure.

As part of its comprehensive debt management strategy, during 3Q22, Ecopetrol S.A. disbursed an existing credit line for USD 1.2 billion originally contracted in August 2021. The proceeds from such disbursement were fully allocated to an early prepayment of the loan obtained to fund the ISA acquisition. As of the date of this earnings

9

release, USD 3.2 billion have been paid to the respective lending financial institutions in connection with the ISA acquisition loan, resulting in an outstanding balance of USD 472 million expected to be refinanced at its maturity in August 2023.

As a result of the strengthening of the Ecopetrol Group's EBITDA, the Gross Debt/EBITDA ratio for 3Q22 closed at 1.5x as compared to 1.6x at the end of 2Q22.

Equity

As of 3Q22, the Ecopetrol Group's total equity was COP 107.8 trillion. Shareholders' equity at the end of 3Q22 was COP 81.9 trillion, an increase of COP +11.3 billion as compared to 2Q22, mainly as a result of the effect of the profit generated in 3Q22.

Efficiencies

Throughout the year, the Ecopetrol Group has focused its efforts on the deployment of a comprehensive strategy aimed at mitigating the effects that international market conditions and the Russia-Ukraine conflict have on the cost structure of our operations and investments, as well as on the complexity of commercial strategies and international and domestic inflationary effects.

Thus, at the end of September 2022, the Ecopetrol Group recognized cumulative efficiencies for COP 1.8 trillion (43.9% of the 2024 target), mainly as a result of the summarized below:

1.	Actions focused on mitigating impacts that may affect the Ecopetrol Group’s EBITDA margin, which have resulted in efficiencies amounting to COP 1.5 trillion, primarily in:
•	Strategies identified and implemented by the production segment focused on optimizing lifting costs, which have contributed COP 270.4 billion to date.
•	Dilution and evacuation strategy for heavy and extra-heavy crudes, as a result of the optimization of the crude dilution factor, which decreased from 13.5% (9M21) to 12.4% (9M22), due to the launch of the strategy to improve the operating parameters of the Chichimene Field treatment station, the development of the LPG co-dilution strategy, and the increase of viscosity in the transportation of heavy crudes in the OCENSA system, which has resulted in efficiencies of COP 230.9 billion.
•	Operational improvement strategies implemented in the Midstream companies, with resulting efficiencies in the period amounting to COP 44.2 billion.
•	Margin and revenue improvement strategies implemented by the Company’s commercial area, refining and petrochemical operations concentrated in the Barrancabermeja and Cartagena Refineries, and in Esenttia, as well as revenues from the energy surplus sales, among other actions, whose cumulative efficiencies in the first nine months of the year amounted to COP 867.0 billion.
•	Initiatives implemented by our corporate and support areas, which have contributed COP 48.1 billion.

2.	CAPEX efficiencies COP 313.6 billion.

The strategies implemented in our investments have focused on improving the operating and technical performance of our investment projects which have contributed to efficiencies mainly through the following actions:

•	Strategies implemented to leverage and use materials from other projects, to improve construction strategies and lean construction, among others, which together have contributed around COP 199 billion.
•	Strategies for the optimization of the engineering and management of our hydrogen (H2) projects in the Barrancabermeja and Cartagena refineries, which have contributed COP 10.6 billion.
•	Continuous improvement in the drilling and completion of wells, which has contributed to efficiencies totaling COP 64.3 billion.

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•	Strategies implemented by our Midstream companies focused on the optimization of pipeline maintenance projects, which have contributed COP 17.7 billion.
•	Optimization in equipment purchases related to the Moderate Hydrocracking plant (HCM) shutdown and lights for the Barrancabermeja refinery, whose cumulative contribution has been COP 15 billion.
•	Other CAPEX efficiencies for COP 7 billion.

Investments

Table 5: Investments by Segment – Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total 9M 2022	% Share
Production	1,464	654	2,118	71.8%
Downstream	109	163	272	9.2%
Exploration	195	96	291	9.9%
Midstream*	0	187	187	6.4%
Corporate**	80	0	80	2.7%
Total excluding ISA	1,848	1,100	2,948	100.0%

Energy Transmission	0	629	629	86.5%
Toll Roads	0	82	82	11.3%
Telecommunications	0	16	16	2.2%
Total ISA	0	727	727	100.0%

Total	1,848	1,827	3,675	-

* Includes the total amount of investments of each of the subsidiaries and affiliates of the Ecopetrol Group Companies (both controlling and non-controlling interest).

** Includes investment in energy transition projects.

In 3Q22, the Ecopetrol Group's organic cumulative investments amounted to USD 3,675 million, of which the oil and gas business’s CAPEX amounted to USD 2,948 million, and investments made by ISA amounted to USD 727 million. Regarding projects associated with the energy transition, USD 150 million were deployed, including investments in decarbonization, management, treatment and use of water, energy efficiency and hydrogen. By the end of 2022, the total investment is projected to be in line with the Company’s investment plan.

Of total investments in the oil and gas business, 78% were in Colombia, and the remaining 22% were in the United States and Brazil. In the case of ISA, Brazil and Colombia accounted for 36% and 21% of total investments, respectively, and the remaining 43% corresponded to investments made mainly in Chile and Peru. Overall, investments made by the Ecopetrol Group in Colombia amounted to USD 2,463 million (67% of the total), while USD 1,212 million were mainly concentrated in Brazil and the United States.

Investments focused on the expansion of the gas chain represented 10% of the investments made in 3Q22 and they were concentrated in offshore exploration projects in Colombia, production projects in Piedemonte, as well as in activities of the subsidiary Hocol.

During 9M22, Ecopetrol’s main investments were primarily allocated as detailed below:

Upstream: This segment accounted for 66% of the Ecopetrol Group's organic investments, with resources amounting to USD 2,409 million allocated mainly to the drilling and completion of 407 development wells and 373 workovers, activities that were primarily concentrated in the Rubiales, Caño Sur, Castilla, Chichimene and Casabe fields. In addition, 13 exploratory wells were drilled.

Midstream: Investments mainly focused on operational continuity activities to maintain the integrity and reliability of the various oil and multipurpose pipeline systems owned by CENIT and its subsidiaries.

Downstream: Activities focused on operational continuity and the execution of major maintenance at the Barrancabermeja and Cartagena refineries to maintain the efficiency, reliability, and integrity of the operation.

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SosTECnibilidad® - (TESG): During 3Q22, investments were made in water management, treatment, and use of water projects, mainly in operations related to assets in the Llanos Orientales, Piedemonte and Upper Magdalena Valley basins. Progress continues to be made in the development and execution of decarbonization and energy efficiency projects aimed at reducing CO2 emissions, including investments in renewable energy projects such as the La Cira solar farms and the Cartagena Refinery. Investments were also made in hydrogen production studies at the Barrancabermeja and Cartagena refineries.

Energy Transmission and Toll Roads:

•	Transmission: During 3Q22, investments totaling USD 263.4 million were executed. In Colombia, progress was made mainly in the El Rio, La Loma and Copey-Cuestecitas-Fundación Mining and Energy Planning Unit projects (UPMES). In Peru, in the Coya-Yana and Chincha-Nazca projects in CTM[6]. In Brazil, in the reinforcement and improvement plan, the installation of a battery bank and investments in the Ivaí, Jacarandá, IE Taunas, Minuano, Riacho Grande and Triangulo Mineiro projects. Finally, in Chile, progress was made in the expansion of some of Interchile’s substations. For the nine-month period ending September 30, 2022, total investments amounted to USD 628.8 million.

•	Toll Toads: During 3Q22, investments totaling USD 42.5 million were allocated to regulatory safety works in the four concessions in operation in Chile, in Section III, and in some additional road works in Ruta del Maipo. For the nine-month period ending September 30, 2022, total investments, amounted to USD 81.8 million.

•	Telecommunications: During 3Q22, investments totaling USD 4.8 million were allocated, while the 9M amounted to USD 16.1 million. These investments were mainly concentrated in connectivity projects.

II. Results by Business Segment

1.	UPSTREAM

Exploration

As of 9M22, Ecopetrol and its partners completed the drilling of 13 exploratory wells, of which four were completed in 3Q22 and four discoveries in the quarter were confirmed listed below:

  The Tejón-1 (55% Ecopetrol and 45% Repsol) and Morito-1 (100% Ecopetrol) wells which were drilled during the first half of the year confirmed the presence of hydrocarbons in initial tests carried out during 3Q22. These wells are located in the departments of Meta and Santander, respectively.
  The Gorgon-2 well, confirmed the presence of gas in ultra-deep waters in the southern Colombian Caribbean and the extension of the gas discovery made in 2017 with the Gorgon-1 well. Gorgon-2 is located 70 km off the Caribbean coast and has a total depth of over 4,000 meters and a seabed depth of 2,400m. The well is operated by Shell and Ecopetrol holds a 50% interest.
  The Uchuva-1 well found natural gas in deep waters in Colombia, 32 km off the coast and 76 km from the city of Santa Marta, with a water column of approximately 864 meters. This well is operated by Petrobras and Ecopetrol has a 55.6% interest.

Additionally, by the end of 3Q22, the Kinacú-1 (100% Ecopetrol) and Coralino-1 (100% Hocol) wells were under evaluation, nevertheless, during October, the presence of gas was confirmed in the Ciénaga de Oro formation within the Coralino-1 well during the initial testing period. The well is located in the department of Córdoba, close to the Arrecife discovery, which would enable a swift connection to the market, in case its commercial viability is determined; with this well, 6 exploratory successes have been completed so far this year.

Furthermore, by the end of 3Q22, seven additional wells were being drilled, six of them in Colombia and one in the Gulf of Mexico in the United States. As such, the Company expects to close the year having drilled 24 wells, a target which is in line with the Company’s investment plan.

6 Consorcio Transmantaro

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Cumulative production in 2022 from exploratory assets reached 816.6 mboe (3 mboed on average) of which 55% corresponds to gas and 45% to oil. Such production stems mainly from the extensive testing of the Liria YW12, Ibamaca-1, Arrecife-1 ST, Arrecife-3, Flamencos-2, Flamencos-3, Lorito-1 and El Niño-2 wells and from the initial testing of the Tejón-1 well.

Moving forward in the incorporation of reserves, the El Niño-2 discovery progressed from its exploratory stage to its development and production stage. The well is located in the department of Cundinamarca, is operated by Perenco, and where Perenco has a 30% interest, CNOOC a 20% interest and Ecopetrol a 50% interest. In turn, the Recetor West discovery (Liria YW12 well) continues in extensive testing and work is being completed to accelerate the commercialization and development process of the field.

Concerning seismic activity in Colombia, the Flamencos 3D program began its operational phase and the SSJN1 2D program, operated by Hocol, expects to begin the logging phase during the last quarter of 2022. Regarding reprocessing, so far this year more than 10,600 km equivalent of information have been analyzed in the Colombian Onshore, which allows the Company to move forward with the maturation of new opportunities.

Production

Table 6: Gross Production – Ecopetrol Group

Production - mboed	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Crude Oil	490.3	490.9	(0.1%)	491.0	483.5	1.6%
Natural Gas	138.2	122.6	12.7%	135.4	123.6	9.5%
Total Ecopetrol S.A.	628.6	613.5	2.5%	626.4	607.1	3.2%
Crude Oil	17.7	17.7	0.0%	16.9	18.7	(9.6%)
Natural Gas	20.1	18.7	7.5%	20.2	18.9	6.9%
Total Hocol	37.8	36.4	3.8%	37.1	37.6	(1.3%)
Crude Oil	0.0	0.0	-	0.0	0.0	-
Natural Gas	0.0	0.0	-	0.0	0.0	-
Total Equion*	0.0	0.0	-	0.0	0.0	-
Crude Oil	0.0	0.0	-	0.0	0.2	(100.0%)
Natural Gas	0.0	0.0	-	0.0	0.0	-
Total Savia	0.0	0.0	-	0.0	0.2	(100.0%)
Crude Oil	8.9	8.3	7.2%	8.7	9.8	(11.2%)
Natural Gas	1.5	1.1	36.4%	1.3	1.5	(13.3%)
Total Ecopetrol America	10.3	9.4	9.6%	9.9	11.3	(12.4%)
Crude Oil	28.5	17.0	67.6%	20.8	12.5	66.4%
Natural Gas	15.3	7.4	106.8%	11.7	4.9	138.8%
Total Ecopetrol Permian	43.7	24.4	79.1%	32.5	17.4	86.8%
Crude Oil	545.4	533.8	2.2%	537.3	524.7	2.4%
Natural Gas	175.1	149.8	16.9%	168.6	148.9	13.2%
Total Ecopetrol Group	720.4	683.6	5.4%	705.9	673.6	4.8%

Notes: Gross production includes royalties and is prorated by the interest Ecopetrol holds in each Company. Natural Gas production includes gas and white products.

During 3Q22, the Ecopetrol Group’s production was 720.4 mboed, of which Ecopetrol S.A. contributed 628.6 mboed and the subsidiaries 91.9 mboed. The contribution of natural gas was 20.1% (145.1 mboed), and that of white products was 4.2% (30.0 mboed).

In 3Q22, production increased by 15.8 mboed as compared to 2Q22 and 36.8 mboed (crude contributed 11.5 mboed and gas and white products contributed 25.3 mboed) as compared to the same period of 2021. Year-on-year growth compared to 2Q22 is primarily due to: (i) increases in production, mainly from the Rubiales, Caño Sur, Casabe, Akacias and Yariguí fields; (ii) increase in inflow volumes from the Permian; (iii) the re-establishment of social order, and so of production operations in La Cira, Caño Limón and Caricare fields; iv) better performance of the Liria, Tejón and Flamencos exploratory fields; v) recovery in gas and LPG sales following the overflow of Las Lajas road in May, and vi) recovery after maintenance in Cupiagua in June and Apiay in July.

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Compared 9M22 with the same period of the previous year, production increased 32.3 mboed (19.3 mboed Ecopetrol S.A. and 13.0 mboed the subsidiaries) mainly due to the growth of the Permian, the management of the field achieving a lower water cut in Chichimene, Akacias, Rubiales and Tisquirama, the greater participation in production due to the high price scenario, the reestablishment of production affected by public order events and the lifting of the operational restriction in Castilla related to water management.

In terms of drilling, during 3Q22, the Ecopetrol Group drilled and completed 138 development wells with an average occupancy rate of 33 rigs, increasing activity by 30% as compared to the same period in 2021. In the first nine months of 2022, a total of 407 development wells have been drilled and completed, with an average occupancy rate of 29 rigs.

The contribution in production of the 33 fields with projects or pilots with secondary and tertiary recovery technologies in the quarter was 271 mboed, equivalent to 36% of the total daily production of the Ecopetrol Group.

Relevant issues for 4Q22 include: i) scheduled maintenance in Cusiana and Chichimene; ii) estimated growth between 7 and 10 mboed as of December 2022 in Caño Sur; and iii) scheduled shutdown of dumping operations in Rubiales starting as of mid-December due to natural weather conditions.

Permian

In 3Q22, Ecopetrol and Oxy's joint operation in the Permian basin in Texas achieved exceptional results. Operations in 2022 have been supported by four drilling rigs and two completion crews, with 21 new wells drilled in 3Q22, 71 during the first nine months of 2022, for a total of 200 wells drilled and 185 wells were in production, of which, 37 entered production in 3Q22 representing an average production of 43.7 mboed (net for Ecopetrol before royalties) for 3Q22 with September registering a record high of 50.2 mboed.

In line with our TESG (SosTECnibilidad®) strategy, we continued with our zero routine flaring initiative and the use of fugitive emissions monitoring systems in our Permian facilities. In addition, we have increased our recycled water levels. In the first nine months of 2022, close to 10.8 million barrels of water have been recycled, exceeding the volume recycled during all of 2021 (8.3 million barrels).

Micro LNG Project, the status of the liquid natural gas regasification plant in Buenaventura: operation of the micro regasification plant for liquid natural gas in the district of Buenaventura began last July. This pilot project meets more than 18,600 families in this area of western Colombia, more than 50% of the current demand for this fuel in this city.

Lifting and Dilution Cost

Table 7: Lifting and Dilution Cost - Ecopetrol Group7

USD/Bl	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)	% USD
Lifting Cost*	9.17	8.46	8.5%	9.24	8.02	15.2%	23.7%
Dilution Cost**	4.97	4.26	16.7%	5.94	4.04	47.0%	100.0%

* Calculated based on barrels produced without royalties.

** Calculated based on barrels sold

7 Lifting Cost values for 1Q21, 2Q21 and 3Q21 were modified to eliminate an item that was incorrectly included. As such, lifting cost of 1Q21 changes from 7.51 to 7.52 USD/Bl, 2Q21 from 8.02 to 8.03 USD/Bl and 3Q21 from 8.45 to 8.46 USD/Bl. In turn, lifting costs for the first six months of 2021 changes from 7.77 to 7.78 USD/Bl while the cost for the first nine months of 2021 changes from 8.01 to 8.02 USD/Bl.

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Lifting Cost

In the first nine months of 2022, the lifting cost was 9.24 USD/Bl, an increase of 1.22 USD/Bl as compared to the same period in 2021. This outcome is mainly explained by:

Cost Effect (+2.60 USD/Bl):

•	An increase in electricity rates mainly due to higher levels of inflation resulting in the increase in the National Interconnection System (SIN for its acronym in Spanish) rates registered throughout the year and the hike in fuel prices for thermal operations.
•	An increase in service contracts, mainly for well interventions and maintenance, due to inflationary matters, as well as an overall increase in activities, consistent with the plan to increase production.
•	Efficiencies amounting to COP 261 billion in the maintenance, energy, and fluids lines, which have succeeded in partially mitigating the inflationary effect. Regarding subsurface maintenance, the following are worth mentioning: (i) the strategy to optimize well service interventions; (ii) the optimization of records and reuse of materials as a circular economy strategy; and in terms of surface maintenance: (i) the optimization of reliability strategies; and (ii) the negotiation of framework contract rates; and lastly, in terms of fluids, actions for the optimization of chemical treatments.

Exchange Rate Effect (-0.93 USD/Bl): increase in the average COP/USD exchange rate of COP 372 per USD.

Volume Effect (-0.45 USD/Bl): Increase in production.

Dilution Cost

In the first nine months of 2022, the dilution cost was 5.94 USD/Bl, an increase of 1.9 USD/Bl as compared to the same period in 2021, and is mainly explained by the combined net effect of:

•	Price Effect (USD +2.46/Bl): An increase of 32.51 USD/Bl, due to a rise in the purchase price of naphtha, associated with an increase in fuel prices (Brent), and the recovery of market conditions.
•	Exchange Rate Effect (USD -0.60/bl): A positive impact from the foreign exchange rate effect due to a devaluation in the average COP/USD exchange rate of +COP 372 per USD.
•	Volume Effect (USD +0.04/bl): Lower volume of naphtha barrels purchased (0.69 mbls), mainly due to efficiencies generated from co-dilution projects.

Financial Results for the Segment

Table 8: Income Statement – Upstream

Billion (COP)	3Q 2022	3Q 2021	∆ ($)	∆ (%)	9M 2022	9M 2021	∆ ($)	∆ (%)
Total revenue	25,675	15,729	9,946	63.2%	69,904	43,509	26,395	60.7%
Depreciation, amortization and depletion	1,940	1,869	71	3.8%	5,252	5,165	87	1.7%
Variable costs	8,186	5,855	2,331	39.8%	21,150	16,409	4,741	28.9%
Fixed costs	2,979	2,495	484	19.4%	8,495	6,861	1,634	23.8%
Total cost of sales	13,105	10,219	2,886	28.2%	34,897	28,435	6,462	22.7%
Gross income	12,570	5,510	7,060	128.1%	35,007	15,074	19,933	132.2%
Operating and exploratory expenses	1,108	1,049	59	5.6%	3,602	2,695	907	33.7%
Operating income	11,462	4,461	7,001	156.9%	31,405	12,379	19,026	153.7%
Financial result, net	(625)	(507)	(118)	23.3%	(1,565)	(1,493)	(72)	4.8%
Share of profit of companies	8	(1)	9	(900.0%)	9	13	(4)	(30.8%)
Income before income tax	10,845	3,953	6,892	174.3%	29,849	10,899	18,950	173.9%
Provision for income tax	(3,699)	(1,197)	(2,502)	209.0%	(10,360)	(3,352)	(7,008)	209.1%
Consolidated net income	7,146	2,756	4,390	159.3%	19,489	7,547	11,942	158.2%
Non-controlling interest	26	22	4	18.2%	67	64	3	4.7%
Net income attributable to owners of Ecopetrol	7,172	2,778	4,394	158.2%	19,556	7,611	11,945	156.9%

EBITDA	13,722	6,477	7,245	111.9%	37,437	17,986	19,451	108.1%

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EBITDA Margin	53.4%	41.2%	-	12.2%	53.6%	41.3%	-	12.3%

The upstream segment’s revenues for 3Q22 increased as compared to 3Q21, mainly supported by: i) higher Brent crude oil prices and exchange rate; ii) higher crude oil exports, given the increase in production; and iii) better performance in Permian operations.

Cost of sales for 3Q22 increased as compared to 3Q21, due to:

•	Higher costs in purchases, due to higher crude oil prices and exchange rate, partially offset by lower purchase volumes of diluents and purchases from third parties.
•	Higher costs due to: i) higher global energy rates, associated with an increase in inflation and the development of projects to reduce the carbon footprint by changing the energy source used for self-generation; ii) an increase in the number of well interventions, maintenance and integrity works associated with greater activity in 3Q22; iii) an increase in process materials and support areas associated with the reactivation of the operational activity.
•	Lower Inventories due to an increase in the evacuation and deliveries of crude oil cargoes abroad.
•	An increase in transportation costs due to i) a higher COP/USD exchange rate; ii) an increase in production; iii) an annual update of tariffs for oil and multi-purpose pipelines; and iv) higher transportation volumes of Teca-Nare gas, which was partially offset by savings in tariffs following the acquisition of the El Morro-Araguaney pipeline.

The upstream segment’s operating expenses (net of other income) for 3Q22 increased as compared to 3Q21, mainly due to:

•	Increases in customs operation expenses, mainly due to an increase in sales under the DAP (Delivery at Place) modality.

•        Updating provisions.

•        Increases in the theft of crude oil by illicit valves in the OTA and Caño Limón pipelines.

The increase in operating expenses was partially offset by i) profit from the sale of the interest associated with the CEGOC (Casanare, Estero, Garcero, Orocue, Corocora) contracts, and ii) a decrease in exploration expenses, due to a decrease in the recognition of the exploration activity related to unsuccessful wells.

The upstream segment’s net financial expense (non-operating) for 3Q22 increased as compared to 3Q22, mainly due to the negative effect of the COP/USD exchange rate difference given the increase in the TRM and the segment's liability position, partially offset by higher returns from the investment portfolio.

2.	MIDSTREAM

Table 9: Volumes Transported – Ecopetrol Group

mbd	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Crude Oil	770.0	723.7	6.4%	768.9	720.2	6.8%
Products	304.8	288.5	5.6%	295.6	273.0	8.3%
Total	1,074.8	1,012.2	6.2%	1,064.5	993.2	7.2%

Note: The reported volumes are subject to adjustments from volumetric quality compensation (VQC) changes associated with official volumetric balances.

Total volume transported in 3Q22 increased by 6.2% as compared to 3Q21, primarily explained by additional captured barrels from third parties outside the pipeline network, such as the receipt of crude oil from the Asociación Nare, and higher production, as well as an increase in the transport of refined products as a result of the recovery

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in economic activity. In the first nine months of 2022, total volumes transported were 1,064.5 mbd, an increase of 7.2% compared to the same period in 2021, and in line with the Company’s business plan.

Crude Oil: In 3Q22, volumes transported increased by 6.4% as compared to 3Q21, mainly due to higher domestic production, as well as the receipt of crude oil from Asociación Nare in the Vasconia - GRB System, and additional barrels captured from third parties outside the pipeline network. Approximately 84.1% of the crude oil volume transported is owned by the Ecopetrol Group.

During 3Q22, four pipelines were affected due to third-party damages, a decrease of 67% as compared to 3Q21. However, the installation of illicit valves increased by 13.9% as compared to 3Q21.

Refined Products: In 3Q22, volumes of refined products transported increased by 5.6% as compared to 3Q21, mainly due to higher demand as a result of the recovery in economic activity. Approximately 26.5% of the volume transported by pipeline corresponded to Ecopetrol products. During 3Q22, the installation of illicit valves decreased by 23.1% as compared to 3Q21.

Two new tanks for the storage of refined products entered into operation in Sebastopol: To strengthen the Company's operations and contribute to the hydrocarbon transportation business, tanks 8122 and 8123, each with a capacity for 100 mbls, entered into operation at the Magdalena Medio Trunk Line station located in Sebastopol, increasing storage capacity by 26% of this strategic asset in the multi-purpose pipeline system. These tanks are expected to be used for operational storage needs in the center of the country.

Cost per Barrel Transported

Table 10: Cost per Barrel Transported – Ecopetrol Group

USD/Bl	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)	% USD
Cost per Transported Barrel	2.71	2.77	(2.2%)	2.75	2.86	(3.8%)	17.3%

In the first nine months of 2022, the cost per barrel transported was 2.75 USD/BI, a USD 0.11 decrease as compared to the same period in 2021, mainly explained by the combined net effect of:

Cost effect (+0.34 USD/Bl): Increase in depreciation mainly due to the change in the depreciation method of Oleoducto Bicentenario implemented at the end of 1Q22. Also, an increase in the variable cost as a result of an increase in materials and energy consumption due to greater volumes transported and rate increases due to market conditions.

Volume effect (-0.19 USD/Bl): Lower cost per barrel primarily due to higher crude and products volume transported, resulting from increased production and capture of crude from outside the system, as well as the national recovery in the demand for gasoline and diesel, which in turn was mainly due to a recovery in economic activity.

Exchange rate effect (-0.26 USD/Bl): increase in the average COP/USD exchange rate of COP 372.2 per USD.

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Financial Results for the Segment

Table 11: Income Statement – Midstream

Billion (COP)	3Q 2022	3Q 2021	∆ ($)	∆ (%)	9M 2022	9M 2021	∆ ($)	∆ (%)
Total revenue	3,661	3,158	503	15.9%	9,869	8,785	1,084	12.3%
Depreciation, amortization and depletion	372	292	80	27.4%	1,041	868	173	19.9%
Variable costs	189	138	51	37.0%	511	373	138	37.0%
Fixed costs	415	375	40	10.7%	1,129	1,081	48	4.4%
Total cost of sales	976	805	171	21.2%	2,681	2,322	359	15.5%
Gross income	2,685	2,353	332	14.1%	7,188	6,463	725	11.2%
Operating expenses	199	202	(3)	(1.5%)	590	542	48	8.9%
Operating income	2,486	2,151	335	15.6%	6,598	5,921	677	11.4%
Financial result, net	20	38	(18)	(47.4%)	(188)	149	(337)	(226.2%)
Share of profit of companies	0	0	0	-	(1)	0	(1)	-
Income before income tax	2,506	2,189	317	14.5%	6,409	6,070	339	5.6%
Provision for income tax	(814)	(736)	(78)	10.6%	(2,192)	(1,914)	(278)	14.5%
Consolidated net income	1,692	1,453	239	16.4%	4,217	4,156	61	1.5%
Non-controlling interest	(323)	(323)	0	0.0%	(816)	(865)	49	(5.7%)
Net income attributable to owners of Ecopetrol	1,369	1,130	239	21.2%	3,401	3,291	110	3.3%

EBITDA	2,892	2,496	396	15.9%	7,743	6,955	788	11.3%
EBITDA Margin	79.0%	79.0%	-	0.0%	78.5%	79.2%	-	(0.7%)

The midstream segment’s revenues for 3Q22 increased as compared to 3Q21, mainly due to i) higher crude volumes transported due to an increase in domestic production, and an increase in transported volumes of crude from third parties; ii) increase in volumes of refined products transported due to a recovery in economic activity; iii) higher average USD/COP exchange rate; and iv) annual tariffs update. These effects were partially offset by a decrease in revenues attributable to the Bicentennial Pipeline during 3Q22 due to 11 reversal cycles in 3Q21.

The midstream segment’s cost of sales in 3Q22 increased as compared to 3Q21, mainly due to: i) higher depreciation mainly resulting from the change in the depreciation method used by Oleoducto Bicentenario, implemented since 1Q22, higher level of capital investment, and the effect of the USD/COP exchange rate in the depreciation of the segment’s subsidiaries, given the devaluation of the COP against the USD, as most of this segment’s costs are in US dollars; ii) higher variable costs of materials and electricity, mainly related to higher volumes transported and rate increases resulting from market conditions; and iii) escalation of operation and maintenance activities.

The midstream segment’s operating expenses (net of revenues) for 3Q22 remained relatively stable as compared to 3Q21.

The net financial result (non-operating) for 3Q22 decreased as compared to 3Q21, primarily due to a decrease in the segment's net asset position in US dollars.

3.	DOWNSTREAM

In 3Q22, the refineries reached a historical quarterly record in combined throughput of 394.7 mbd (422 mbd in September) and an integrated gross margin of 20.3 USD/Bl, as compared to a throughput of 353.7 mbd and an integrated gross margin of 9.0 USD/Bl in 3Q21. In the first nine months of 2022, throughput was 361.8 mbd with an integrated gross margin of 21.3 USD/Bl, as compared to a throughput of 358.1 mbd and an integrated gross margin of 9.5 USD/Bl in the same period in 2021.

The Downstream segment continued its cycle of scheduled plant shutdowns, while ensuring operational availability and reliability of the assets, completing 85% of the annual plan, in conjunction with a solid HSE performance, which included no recordable injuries during shutdowns.

These results leveraged operating and commercial strategies that resulted in i) adjustments in scheduled shutdown strategy to better capture positive market benefits and provide operational stability in the refinery units and petrochemical plants; and ii) integrated logistics chain planning that allowed the Ecopetrol Group to maximize the consumption of national crude in the refineries.

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Additional benefits were attained as a result of i) the increase in the product basket spreads against Brent; ii) efficient commercial strategy to capture new business opportunities; iii) increase in Refinery-grade polypropylene (PGR) delivery levels from refineries to Esenttia. Despite inflationary pressures, the segment has kept costs under control as part of its strict operational discipline.

In 3Q22, the refineries continued to deliver gasoline with less than 50 ppm sulfur content, complying with Resolution 40103/2021 on fuel quality.

Cartagena Refinery

Table 12: Throughput, Utilization Factor, Production and Refining Margin

– Cartagena Refinery

Cartagena Refinery	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Throughput* (mbd)	163.5	139.4	17.3%	146.5	142.3	3.0%
Utilization Factor (%)	83.2%	75.4%	10.3%	73.7%	77.8%	(5.2%)
Production (mbd)	157.5	131.8	19.5%	142.7	136.2	4.8%
Gross Margin (USD/Bl)	21.0	5.4	288.9%	23.7	6.8	248.5%

* Corresponds to effective throughput levels, not volumes received

The Cartagena Refinery increased its capacity to 200,000 barrels per day to contribute towards Colombia's energy security:

•	The amount exceeds by 50,000 barrels the previous operating capacity.
•	This expansion allows it to meet the growing demand for fuel nationwide.
•	The increased production complies applicable low sulfur content requirements for gasoline and diesel with, contributing to air quality improvements.

The foregoing has been supported by the completion of the commissioning of the Cartagena Crude Plant Interconnection Project (IPCC for its Spanish acronym), which achieved a 200 mbd crude throughput on from September 15, 2022, throughout 10 days, a historical throughput quarterly record, without recordable accidents on its workers, the environment and process safety. Major scheduled maintenance was carried out on the U-109 diesel hydro treatment unit (already completed), with good performance in terms of mechanical availability.

The gross margin for 3Q22 and for the first nine months of 2022, are both mainly due to: i) better spreads against the Brent in fuels, and ii) higher performance in gasoline production (+4.2% as to 3Q21 and +5.5% as compared the first nine months of 2022) due to throughput maximization in the Cracking and Alkylation units. The high level of operational availability of the refinery (96.4%) was also important in allowing the capture of such wide margins.

Barrancabermeja Refinery

Table 13: Throughput, Utilization Factor, Production and Refining Margin

– Barrancabermeja Refinery

Barrancabermeja Refinery	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Throughput* (mbd)	231.1	214.4	7.8%	215.3	215.7	(0.2%)
Utilization Factor (%)	83.7%	76.6%	9.3%	74.1%	78.6%	(5.8%)
Production (mbd)	235.2	217.3	8.2%	218.8	219.4	(0.3%)
Gross Margin (USD/Bl)	19.9	11.4	74.6%	19.7	11.3	74.3%

* Corresponds to effective throughput levels, not volumes received

In 3Q22, the Barrancabermeja refinery also recorded a historical throughput quarterly record, mainly due to i) integrated supply chain planning to maximize the availability of domestic crude; ii) optimization of crude, including imported crude; iii) crude storage strategy during periods of greater maintenance activities in 2Q22, and, iv) high operational availability levels for the refinery (96.2%).

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The refinery’s positive gross margin results were mainly due to i) wide fuel price spreads against Brent; ii) high domestic demand for gasoline, due to increased economic activity, less ethanol availability for blends and increased consumption in the border area; iii) throughput maximization; and iv) execution of strategy to minimize fuel production and maximize industrial products such as asphalt, including exports.

Essenttia

Table 14: Sales and Margin – Esenttia

Esenttia	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Total Sales (KTon)	129.5	128.1	1.1%	397.6	405.4	(1.9%)
Total Margin (USD/Ton)	141.2	170.8	(17.3%)	247.3	237.1	4.3%

Total sales for 3Q22 increased compared to 3Q21 mainly attributed to a higher sales volume of PP8 due to the sales strategy and futures transactions completed in 2Q22. Total sales in the first nine months of 2022 decreased as compared to the same period in 2021, mainly due to: i) greater price competition with the entry of Asian product to the region; ii) high product supply in other South American countries; and iii) ongoing logistics difficulties in the region.

The total 3Q22 margin decreased versus as compared to 3Q21 mainly as a result of marked increase in prices during 3Q21. Total margin in the first nine months of 2022 was higher as compared to the same period in 2021, mainly due to i) a sales strategy focused on selling volume in high-value zones; and ii) lower raw material cost during 2Q22.

In August 2022, Esenttia became the first company in the petrochemical sector to receive a Carbon Neutral ICONTEC9 certification in the Colombian Caribbean region.

Invercolsa

The volume of natural gas sold increased by 4.9% in 3Q22 as compared to 3Q21, and by 3.5% in the first nine months of 2022 as compared to same period in 2021, in each case, due to: i) headway in campaigns to encourage consumption in commercial segments and VNG10; ii) connections in new residential units; and iii) installation strategies for users to increase residential volumes.

Installations increased by 9.3% in 3Q22 as compared to 3Q21, and by 18.1% in the first nine months of 2022, as compared to the same period in 2021, mainly attributed to the implementation of strategies to encourage installation sales, particularly relating to: i) changes in contract structure to increase the construction capacity of contractors; ii) increasing the average number of installations in Pasto due to increased competitiveness as a results of the improved use of resources from the special fund to promote natural gas (FECFGN for its Spanish acronym); iii) improvements in construction projects in Ibagué; iv) greater availability of construction materials due to supply chain improvements; and v) greater digital reach and diversification of communication strategies.

Refining Cash Cost

Table 15: Refining Cash Cost*

USD/Bl	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)	% USD
Refining Cash Cost	3.94	4.20	(6.2%)	4.35	4.32	0.7%	17.1%

* Includes Barrancabermeja and Cartagena refineries and Esenttia

The refining cash cost decreased by 0.26 USD/B in 3Q22 as compared to 3Q21, primarily due to the combined net effect of:

8 PP: Polypropylene

9 Colombian Institute of Technical Standards and Certification

10 VNG: Vehicular natural gas

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•	Cost and Volume Effect (+0.28 USD/Bl): Mainly due to increased costs relating to higher operating activities, which in turn was partially offset by higher crude throughputs at the Barrancabermeja Refinery (+17 mbd) and Cartagena Refinery (+24 mbd).
•	Exchange Rate Effect (-0.54 USD/Bl): Higher exchange rate of +529.71 COP/USD when re-expressing costs in Colombian pesos to US dollars.

The refining cash cost in the first nine months of 2022, increased by 0.03 USD/Bl as compared to the same period in 2021, primarily due to the combined net effect of:

•	Cost and Volume Effect (+0.47 USD/Bl): Mainly due to increased costs related to higher operational activity, which in turn was partially offset by higher crude throughputs at the Cartagena Refinery (+4 mbd).
•	Exchange Rate Effect (-0.44 USD/Bl): Increase in the average COP/USD exchange rate of COP 372.2 per USD.

Financial Results for the Segment

Table 16: Income Statement – Downstream

Billion (COP)	3Q 2022	3Q 2021	∆ ($)	∆ (%)	9M 2022	9M 2021	∆ ($)	∆ (%)
Total revenue	24,574	13,893	10,681	76.9%	66,114	35,038	31,076	88.7%
Depreciation, amortization and depletion	477	399	78	19.5%	1,296	1,093	203	18.6%
Variable costs	21,523	12,505	9,018	72.1%	56,277	30,786	25,491	82.8%
Fixed costs	663	602	61	10.1%	1,669	1,616	53	3.3%
Total cost of sales	22,663	13,506	9,157	67.8%	59,242	33,495	25,747	76.9%
Gross income	1,911	387	1,524	393.8%	6,872	1,543	5,329	345.4%
Operating expenses	377	424	(47)	(11.1%)	1,391	1,213	178	14.7%
Operating income (loss)	1,534	(37)	1,571	(4,245.9%)	5,481	330	5,151	1,560.9%
Financial result, net	(435)	(270)	(165)	61.1%	(1,158)	(864)	(294)	34.0%
Share of profit of companies	58	62	(4)	(6.5%)	171	164	7	4.3%
Loss before income tax	1,157	(245)	1,402	(572.2%)	4,494	(370)	4,864	(1,314.6%)
Provision for income tax	(341)	84	(425)	(506.0%)	(1,291)	112	(1,403)	(1,252.7%)
Consolidated net income	816	(161)	977	(606.8%)	3,203	(258)	3,461	(1,341.5%)
Non-controlling interest	(51)	(50)	(1)	2.0%	(144)	(137)	(7)	5.1%
Net income attributable to owners of Ecopetrol	765	(211)	976	(462.6%)	3,059	(395)	3,454	(874.4%)

EBITDA	2,232	722	1,510	209.1%	7,559	2,354	5,205	221.1%
EBITDA Margin	9.1%	5.2%	-	3.9%	11.4%	6.7%	-	4.7%

The downstream segment’s revenues for 3Q22 increased as compared to 3Q21, primarily due to: i) strengthening of product price spreads, mainly in middle distillates and gasoline, related to market factors and uninterrupted escalation in the domestic demand for fuels which benefited the refineries’ results; ii) growth in Invercolsa’s revenue through increases in sales and gas transport; iii) positive results in Esenttia mainly due to higher product throughputs from the refineries, and iv) positive effect due to the exchange rate increase

The downstream segment’s cost of sales for 3Q22 increased as compared to 3Q21, mainly due to higher prices associated with stronger international indicators and increase in the exchange rate.

Cumulative EBITDA for the Downstream segment continues its historical record trend because of positive market spreads for the refining business and good operating performance.

The downstream segment’s operating expenses (net of revenue) in 3Q22 remained at similar levels to those in 3Q21.

The downstream segment’s financial result (non-operating) for 3Q22 as compared to 3Q21 presented higher expenses primarily due to theto the effect of exchange rate effect given the devaluation of the Colombian peso against the US dollar as the segment maintains a net liability position in US dollars.

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4.	ENERGY TRANSMISSION AND TOLL ROADS

On November 1, 2022, ISA reported its 3Q22 financial and operating results to the market, which are posted on the Company's website.

A brief discussion of ISA’s operating and financial results are detailed below:

Energy Transmission

Projects awarded and energized:

•	In September, ISA was awarded the Kimal -Lagunas project in Chile, one of the most significant tenders in the country for 2022, which is expected to represent annual revenues of USD 14.7 million for ISA upon completion, with a CAPEX of USD 194 million. The project is considered to be highly significant in Chile's expansion plan for its transmission grid, transporting energy from non-conventional renewable energy sources from the Kimal substation to the Lagunas substation.

During 3Q22, three projects began operations:

•	The UPME’s (Mining and Energy Planning Unit for its Spanish acronym) Ceromatoso - Chinú -Copey in Colombia, which is expected to contribute USD 14 million in annual revenues through its 352 km of transmission lines.
•	Paraguaçu Electrical Interconnection that transmits renewable energy generated by solar and wind sources from the northeast to the southeast of Brazil. The project represented an investment of USD 120 million and is expected to contribute annual revenues of more than USD 30 million. With its 676 km of transmission lines, it will connect to the Aimorés transmission line, also commissioned this year by ISA CTEEP and TAESA.
•	Biguaçu Electrical Interconnection began operations one year before the deadline established by ANEEL. The project, which is the only one in Brazil that includes transmission lines with aerial, underwater and underground sections, will increase and improve the reliability of the energy supply. In addition, it is expected to provide operational security and allow progress in new renewable energy generation sources. It expected to contribute with annual revenues of USD 9.3 million for ISA.

ISA currently has 32 power transmission projects under construction, which are expected to provide nearly 4,900 km of transmission lines and generate revenues of approximately USD 350 million once they come into commercial operation.

Toll Roads

Projects under construction:

The construction phase of Rutas del Loa continues, which will run for 136 km. Entry into operation is expected to be completed in 2024.

Additionally, the execution of additional works in the concessions of Ruta del Maipo, Ruta del Bosque, Ruta de los Ríos and Ruta de la Araucanía continues to move forward and is expected to either generate new revenues or the term of these concessions is expected to be extended.

Financial Results

In relation to the financial result of this segment, the following is highlighted:

•	ISA's net income was COP 0.7 trillion in 3Q22, a 450.4% increase as compared to 3Q21. Without considering the effect of debt reprofiling and the change in the income tax rate in Colombia registered in 3Q21 and not recognized this year, the net income for the quarter increased by 23.5%. This increase is mainly attributable to: i) higher construction activity in all our geographies; ii) the positive effect of macroeconomic variables in Colombia; iii) lower tax expense due to the incorporation of capital gains in Brazil reflected in the effective tax rate; and, iv) the favorable impact of the modification in the treatment of financial assets in Chile. This increase in net income was partially offset by i) lower revenues in Brazil due to the behavior of the IPCA (Índice Nacional de Preços ao Consumidor Amplo); ii) higher financial expenses, ii) higher indebtedness level; and iii) the effect of higher inflation rates, mainly in Chile. ISA’s contribution to net income attributable to Ecopetrol as shareholder for 3Q22 was COP 0.3 trillion.

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•	ISA’s contribution to the Ecopetrol Group’s EBITDA for 3Q22 was COP 2.3 trillion with a significant contribution of 73.9% by the energy transmission business.

•	EBITDA for the quarter was mainly supported by i) higher operating revenues mainly due to the positive impact of macroeconomic variables in Colombia; ii) the start of operations of new energy transmission projects during 4Q21; iii) the increase in construction activity in all geographies; and iv) the modification in the treatment of the road concessions financial asset in Chile, from the Chilean pesos to the UF. This result was partially offset by less energy revenues because of the lower IPCA in Brazil (Extended National Consumer Price Index for its Portuguese acronym).

•	In 3Q22, net financial expenses were COP 623 billion, a 26.6% decrease (COP 225 billion) as compared to 3Q22. Similarly, without considering the effect of ISA Interchile's debt reprofiling recorded in 3Q21, net financial expenses would increase by 31.5% (COP 149 billion). The increase in financial expenses is due to a higher interest expense mainly due to the increase in indebtedness to finance the growth of ISA and its subsidiaries and the higher expense from the exchange rate difference, mainly due to inflationary pressures in Chile which have led to an increase in the Unidad de Fomento (UF) in Chile, the unit to which the road concessions debt in that country is indexed.

•	As of September 30, 2022, ISA’s consolidated financial debt was COP 31.3 trillion, a 11.54% increase as compared to December 2021. This increase is mainly attributable to the negative impact, amounting to COP 3.2 trillion of the increase in the COP/USD exchange rate given the devaluation of the Colombian peso against the US dollar, the Brazilian real, the Chilean peso and the UF.

•	In addition to the results directly from the operation of ISA, this segment assumes the financial interests associated with the debt acquired by Ecopetrol to finance the acquisition of ISA, net of income tax, which for 3Q22 amounted to COP 0.2 trillion.

III. Technology, Environment, Social and Governance (SosTECnibilidad® or TESG)

Renewable Energy

As of today, we have 119 MW installed capacity of renewable energy that have accumulated savings close to COP19 billion, which has allowed us to reduce around 28 thousand tons of CO2e, as of September. During 3Q22, construction and development of the Brisas (26 MW) and CENIT (23 MW) solar eco-parks continued through PPA contracts11. By end of the year, the Brisas Ecopark is expected to provide energy to be used by the Ecopetrol Group, and the CENIT Solar Farms are expected to complete by year-end mechanical completion and subsequently are expected to be connected to its energy matrix by 1Q23. The construction of the Cartagena Solar Eco-park (23 MW) continues under the EDP structure12 by way of an EPC contractor, and an additional agreement was completed with another contractor to begin construction of the La Cira Solar Eco-park (56 MW) in 4Q22. On the other hand, in July the construction of the Providencia Solar Ecopark began, which has a generation capacity of 1.8 MWp DC plus 2.5 MW of storage to supply energy to the Providencia Island. The completion date of the

11 PPA: Power Purchase Agreement

12 EDP: Ecopetrol Development Projects

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project is outlined for June 2023, including all its components such as panels, storage and control system. These projects are expected to contribute to the Ecopetrol Group’s target to generate 400 - 450 MW by 2024. By the end of 3Q22, renewable energy incorporated into the supply matrix from FNCER13 remains consistent with the figure reported during 2Q22 (119 MW).

Energy Efficiency

As of 3Q22, optimization of the aggregate energy demand since the energy efficiency program began in 2018, has resulted in a 30.5 MW reduction in electric consumption (a 3.8% from the estimated demand of 821 MW at year-end 2022), providing savings of COP 97 billion and avoidance of 98 thousand tons of CO2e.

By the end of 3Q22, the advisory of the energy efficiency consultant for the operational optimization of energy consumption in wells of the Orinoquia Regional Vice Presidency (VRO), the training in energy management at CENIT, and Stage 1 in the Barrancabermeja Refinery and Stages 2 and 3 in the Cartagena Refinery plants, were completed. Additionally, energy characterization/analysis (Stage 2) began in the plants of both refineries, as well as the assessment to identify possible improvement opportunities in energy optimization in the Rico field extraction processes, water injections in the Quifa field), and benchmarking in energy management to identify new energy efficiency initiatives.

During the first nine months of 2022, optimization of 5.5 MW in electrical power demand took place, resulting in savings of COP 28.4 billion and avoidance of 17.1 thousand tons of CO2e. These achievements allowed us to reach the target of improving energy efficiency by 3% by 2022 prior to the end of the year. In the same period of 2021, 3.2 MW of electric power was optimized, providing savings of COP 6.5 billion and avoidance of 8.6 billion tons of CO2e.

Hydrogen

In 3Q22, the pilot test for the production of green hydrogen at the Cartagena Refinery was successfully completed. We intend to apply the knowledge obtained therein toward other large-scale projects. The electrolyzer is now part of Esenttia’s assets, which is currently finalizing the technical details for its transfer and subsequent start of activity in industrial conditions.

In July, a contribution of COP 9 billion was approved to the sustainable mobility project in Bogotá by FENOGE’s steering committee (by it is Spanish acronym Fondo de Energías No Convencionales y Gestión Eficiente de la Energía) to test the green hydrogen in mass mobility in Colombia, the first sustainable land mobility pilot in the mass transit SITP network of Bogotá that substitutes fossil sources for hydrogen in order to encourage and develop efficient energy management.

With our allies, five action agreements “FFA: frame for action” were reached which establish the guidelines for project development and value leveraging. Additionally, a joint declaration was signed between Ecopetrol and Germany’s State of Bavaria Office for South America to strengthen bilateral cooperation supportive of the energy transition in both countries.

Regarding CCUS (Carbon Capture, Use and Storage), pre-feasibility studies were performed in various fields with expert consultants. With respect to white hydrogen, the identification and analysis of geoforms with more components were carried out in several Colombian basins. During September it was carried out the compilation of data and methodologies already analyzed for other offshore basins in Colombia.

13 FNCER: Non-Conventional Renewable Energy Sources for its Spanish acronym

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Integrated Water Management

During 3Q22, Ecopetrol reused 33.9 million cubic meters of water (2.3 million barrels per day), which represents the company is no longer capturing or discharging this water volume, thus reducing the pressure on water resources. This is a 20% increase as compared to 3Q21 and is equal to 78% of the total water required to operate during 3Q22 (77% cumulative for the year). These results have been achieved mainly due to the implementation of best practices14 in water reuse and recirculation at the Barrancabermeja and Cartagena Refineries, as well as in the production fields.

During the quarter, 9.7 million cubic meters of fresh water (0.66 million barrels per day) were captured, consistent with the volume captured in 3Q21. This volume represents 22% of the total water Ecopetrol required during the period (23% cumulative for the year).

By the end of 3Q22, 0.91 million cubic meters of treated production water from Campo Castilla (an average of 62 thousand barrels per day) were reused in agricultural and forestry activities in the ASA La Guarupaya eco-reserve in the municipality of Acacias (department of Meta), an 892% increase as compared to 3Q21, as the reuse in 2021 was impacted by the final tests of the irrigation system and the transition with the handover of the ASA operation from Agrosavia to Ecopetrol.

Climate Change - Decarbonization

The Ecopetrol Group’s emission reduction goal for 2022 remains at 262,761 tCO2e, along with the implementation of 45 new mitigation initiatives in operating areas. By the end of 3Q22, a reduction of 229,317 tCO2e had been achieved, which is 87% of the yearly target.

Together with the financial area, the "Methodological guidelines for economic valuation of investment opportunities with a CO2e shadow pricing" was updated, which as of 2022 has been denominated Internal Price of CO2e as a base case for the financial project valuation. In this update, the criteria change from complementary to mandatory for the economic valuation of future projects. It should be noted that the Internal Price of CO2e is a robust tool to encourage the reduction of emissions and/or the growth in low-emission sources/activities. This update also extends its implementation to the entire Ecopetrol Group, upholding an Internal Price of CO2e scenario of 20 USD/Ton CO2e (2022-2024), 30 USD/Ton CO2e (2025-2029) and 40 USD/Ton CO2e (2030+).

Within the framework of scope 3 emissions management, jointly with procurement teams, three decarbonization clauses were prepared and published to promote mitigation actions in the supply chain that we expect will contribute to Ecopetrol's emission reduction goals.

In addition, CENIT within its commitment to TESG (SosTECnibilidad®) began the implementation of business lines defined to uphold the Carbon Neutral certification granted by the Colombian Institute of Technical Standards and Certification - Icontec in 2021. Furthermore, a meeting was held on August 30, wherein the first item of the plan to maintain the aforementioned certification through the validation and verification of 2021 emissions, including a field review, was carried out on September 15 at the Monterrey station.

Biodiversity

Within the framework of the national reforestation initiative "Sembrar Nos Une" of the Ecopetrol Group, as of 3Q22, 5,492,090 trees have been planted, which equals 91.53% of the target established by the Ecopetrol Group for 2022 (6,000,000 trees planted).

In 3Q22, Ecopetrol S.A. continued to carry out activities to the fulfillment of the mandatory 1% investment obligations (COP 17,988 million out of COP 158,648 million to be executed in the coming years) and environmental compensation through conservation and preservation activities employing mechanisms including voluntary conservation agreements, acquisition of properties in strategic environmental areas with land titles on behalf of environmental authorities, ecological restoration and surveillance actions of water resources. In addition, Ecopetrol S.A. has signed 256 voluntary conservation agreements that include 1,210 hectares destined for the conservation and recovery of vegetation covers that protect surface water sources, springs and forests and that contribute to improving pathways for the mobility of species in order to protect biodiversity. As conservation incentives, Ecopetrol has been executing these agreements including for 86.7 hectares of silvopastoral projects; 62 hectares of agroforestry systems with cocoa, banana and citrus arrangements, the installation of 112 eco-efficient stoves and 116 dendroenergetic banks15.

14 Implementation of best practices like: reuse/recirculation of water in refineries, mainly in condensate recovery and fire-fighting systems; reuse in drilling activities of domestic and industrial wastewater that, after passing through a tertiary treatment process (inverse osmosis and demineralization), is used in the production of drilling mud, washing of equipment, cooling water for pumps and industrial uses. Reuse of production waters mainly in reinjection to maintain the pressure of the reservoirs or increase the production of hydrocarbons; production water is also reused to prepare drilling mud, well maintenance activities, firefighting systems, cooling of equipment, power generation in Termosuria, among others.

15 Crop in which native species are planted to be used in eco-efficient stoves.

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Ecopetrol's environmental compensation obligations as of 3Q22 correspond to 9,319.8 hectares, of which 3,087.2 hectares have been completed, 733.5 hectares are in the process of being completed, 460 are pending approval to begin implementation and 5,039.2 hectares are in execution (including those in procurement process for their execution).

During 3Q22, Ecopetrol S.A. received recognition from the Global Compact Colombia Network as one of the companies that have made the greatest contribution to the achievement of the UN’s Sustainable Development Goals in the country. This is thanks to the company’s eco-reserves network initiative and its impact on biodiversity conservation. On the other hand, CENIT received recognition as one of the nation’s "Inspiring Companies 2022" by Fundación ANDI (National Business Association of Colombia), Portafolio and USAID, for the “C-Siembran” program which seeks to contribute towards the country's goal of mitigating emissions and reducing deforestation; provide biodiversity offsets to avoid negative impacts on the biotic environment; implement voluntary preservation, recovery and sustainable use activities; and integrate activities for territorial development and to encourage economically sustainable alternatives. The initiative is currently being implemented in 18 departments and 25 municipalities, with the goal of planting 1,626,985 trees by year's end.

Finally, the diploma course on "Conservation, Biodiversity Management and Sustainable Bioeconomy" was launched in partnership with the Humboldt Institute and the Pontificia Universidad Javeriana university.

Social and Environmental Investment

During 3Q22, the Ecopetrol Group allocated resources for social, environmental and engagement investment in Sustainable Development Portfolio projects and initiatives within the framework of the Environment Strategy amounting to COP 137 billion, totaling COP 300 billion for the first nine months of 202216, which include investments of a strategic and mandatory nature.

During 3Q22, the following strategic social investment projects by Ecopetrol are noteworthy: i) second cohort of 35 beneficiaries of the She Is program visited the NASA Space Center, ii) 65 scholarships for university students in the framework of ceremony to recognize the “Ecopetrol Mario Galán Gómez High School Graduates” program, iii) inauguration of the first phase of the construction of 28 classrooms of the José María Córdoba de Guamal college in the department of Meta); iv) completion and delivery to the community of the child development center "Sonrisas De Campo Alegre" in Condoto in the department of Chocó; v) completion of work on more than 75 km of tertiary roads in the municipalities of Sabana de Torres, Rionegro, and Cantagallo, and the district of Barrancabermeja, Santander; vi) delivery of biomedical equipment to the Magdalena Medio Regional Hospital to support the care delivered to minors, lactating women, and particularly emergency and intensive care units; vii) delivery of articles for computer rooms, laboratories, school equipment and cafeterias for educational centers in Ubala, Medina and Santa María in the department of Cundinamarca: viii) completion of the Ecopetrol Emprende entrepreneurship program in Cartagena with financial advisory for 45 micro, small and medium-sized companies enrolled; and ix) delivery of humanitarian aid kits to face winter conditions in the department of Meta, benefiting 2,208 families from 20 municipalities in this department.

For its part, CENIT carried out the following programs: i) improvement of the production process and market connectivity of community-based organizations of special cocoa producers, benefiting 293 families in Tumaco, in

16 Cumulative investment as of September 30, 2022 can be segmented into: i) strategic investments for COP 243 billion and, ii) mandatory investments for COP 22 billion. As part of the strategic value, the execution in 2022 of the “Works In Lieu of Taxes” projects corresponding to COP 28 billion by Ecopetrol S.A. is included. For Ecopetrol S.A., cumulative social investment and engagement totaled COP 223 billion, and for its affiliates, cumulative socio-environmental investment amounted to COP 42 billion.

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the department of Nariño; and ii) inauguration of two economic and social empowerment centers for women in Arauquita, Arauca and Orito, Putumayo benefiting more than 360 women enrolled in the project for the next 25 months. Furthermore, Esenttia accomplished the following projects: i) provided 10 new scholarships for higher education, totaling 99 scholarships provided since the inception of the Educando Transformamos scholarship program in 2014. Hocol, for its part, accomplished the following initiatives: i) improved the education institution in the Canutal township in the municipality of Ovejas, Sucre through the installation of a photovoltaic system.

Regarding Ecopetrol's mandatory17 social investment projects, the following are underway: i) strengthening the livestock production process for income generation in the Alto Unuma reservation in Puerto Gaitán, department of Meta, ii) revitalizing the Joropo culture in Casanare, and iii) environmental education/training and community activities for community action boards and local authorities in Casanare.

Additionally, within the framework of the “Obras por Impuestos” (“Works in Lieu of Taxes”) mechanism, the Territory Renewal Agency assigned to Ecopetrol 16 of the 20 new projects in which the Ecopetrol Group expressed interest, valued at COP 155 billion, which will benefit more than 128 thousand Colombians in 30 municipalities in the departments of Arauca, Casanare, Putumayo, Bolívar, Meta, Sucre, Tolima, Cesar and Antioquia. The projects were assigned to Ecopetrol and its subsidiaries ISA, Hocol and Oleoducto de los Llanos. This establishes the Ecopetrol Group as the Colombian conglomerate that has been awarded the most projects under this mechanism to benefit the municipalities in the areas most affected by the armed conflict (ZOMAC for its Spanish acronym).

Under this mechanism, the Ecopetrol Group has been assigned a total of 58 projects amounting to COP 553.5 billion between 2017 and 2021. As of 3Q22, 36 projects have been completed for COP 334 billion. During this quarter the following three education projects were completed: the technological endowment of 57 educational institutions in the municipalities of Tauramena, Monterrey and Pore in Casanare, for which the Oleoducto de los Llanos (ODL) and Bicentenario (BIC) were responsible, and an infrastructure in work under Ecopetrol for the construction of two km of roadway in the road Tello - Baraya in the department of Huila. The four projects benefit 14,472 inhabitants with an investment of close to COP 43 billion.

During 3Q22, the following environmental investment projects by Ecopetrol stand out, including some that are in the execution stage: (i) identification of a methodology for quantifying carbon in the freshwater wetland ecosystem to enable carbon credits that support the company’s decarbonization goals; (ii) socio-ecological planning in Ecopetrol’s operational and anticipated areas, contributing to the transition towards sustainability; (iii) updating and monitoring of the hydrological baseline and surface water quality of the Mid-Magdalena Valley; and (iv) design and development of water governance mechanisms, natural climate solutions, forest carbon alternatives and biodiversity conservation initiatives. Additionally, investments were made to implement conservation, preservation, sustainable use and complementary actions to manage biodiversity, control and surveillance services over conserved and/or reforested areas, optimization of the irrigation system of the Tibú nursery, eco-efficient stoves programs for inhabitants in the Company's areas of influence in Meta, and the implementation of agreements aimed at conservation plans for threatened mammals in Casanare.

Planning and Environmental Authorizations

During 3Q22, Ecopetrol S.A. was granted 29 environmental authorizations to carry out its projects and operations, three by ANLA (National Authority of Environmental Licences for its Spanish acronym) and 26 by the National Regional Corporations and has presented 56 requests for authorizations to national and regional environmental authorities.

Among the environmental authorizations obtained in the 3Q22 are:

•	Authorizations to drill wells, inject water for recovery purposes and construct civil, mechanical and electrical facilities, as well as water and crude oil treatment plants, among others, as a modification of the Comprehensive Environmental Management Plan (PMAI for its Spanish acronym) of the Mares and Apiay Block.

17 Mandatory social investment projects are executed not only to comply with legal requirements, but also to contribute towards the improvement of the socioeconomic and environmental conditions of the territories where we operate.

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•	Authorizations presented to the national authority for environmental licenses, including the environmental impact study of the Rubí Marine Exploratory Drilling Area and the environmental impact study for modification of the environmental license of the Cusiana TA and Cusiana T well areas.

In July, fieldwork began in the environmental assessment for the construction of a solar energy self-generation center (82 MW) and biomass (23 MW) to supply energy to the Cartagena refinery, which fieldwork is expected to be completed in November 2022. In September, environmental authorization was received for the project installation, start-up and operation of the photovoltaic electric power generation project in the Casabe Field - Peñas Blancas - La Estrella Area Inclusion with an installed capacity of 26 MW and start-up is expected in 2024.

Communities and Environment

Ecopetrol organized various democratic and inclusive social dialogue scenarios with communities, institutions, unions and associations of the Mid Magdalena, Caribe, Casanare, Huila and Meta regions, on social issues, the hiring of labor and local goods and services, transport and social investment, among others. These spaces for mutual recognition, appreciation of differences in conditions of parity and building of trust seek to strengthen the relationship with our stakeholders, prevent and transform conflict, and contribute to sustainable development and the consolidation of governance in the various territories in which we carry out our activities.

Likewise, earlier consultations carried out with the Vencedor Pirirí reservation in the municipality of Puerto Gaitán were completed. Within the agreement reached in this prior consultation, the reservation drafted its Life Plan, which was presented to the Ministry of the Interior. The Life Plan provides the community with a roadmap that includes projects to improve the living conditions of the community in multiple areas and strengthen its governance. The Expoartesanos 2022 artisan fair was held, with Ecopetrol sponsoring the attendance of eight artisans from the department of Putumayo.

Esenttia conducted relationship workshops with the communities of the island of Tierra Bomba to hold community participatory planning exercises within the framework of the Sustainable Tierra Bomba project, which will become a roadmap for possible future social interventions by the Ecopetrol Group. Hocol sponsored the training of 43 environmental advocates certified by SENA in the La Cristalina village of the municipality of Puerto Gaitán, department of Meta. Furthermore, the completion of the "Nuestra Esencia" (Our Essence) project was carried out, which sought to strengthen the ethnic activities and traditions of the Intangible Cultural Heritages in seven districts of the municipality of Santa Rosa de Lima in the department of Bolívar.

The Ecopetrol Group received two honors in the ANDESCO Awards for Sustainability (National Association of Public Services and Communications Companies for its Spanish acronym): i) ANDESCO Grand Award for Sustainability for Ecopetrol; and ii) ISA was honored for its best practices in the market environment for its project “Let’s learn with Eloisa Latorre: a contribution to the knowledge of energy, the environment and coexistence with its infrastructure”.

Corporate Responsibility

Ecopetrol obtained 77 points out of 100 in the 2022 Dow Jones Sustainability Index (DJSI), a 9-point improvement versus the 2021 result. On this front:

•	A 15-point improvement was noted in the Governance & Economic category as compared to 2021 results, with a score of 80/100. In this dimension, the score of 100/100 in Materiality and Business Ethics criteria stands out. Overall, there was an improvement in seven of the eight criteria that comprise this dimension.
•	In the Social category, the score was 86/100, we achieved an improvement of 17 points as compared to 2021. In this dimension, the Social Reporting and Corporate Citizenship and Philanthropy criterion obtained 100/100. We improved in eight of the ten criteria included in this dimension.
•	In the Environmental category, our score dropped by nine points, primarily as a consequence of the change in the scoring mechanism, which moved the Energy Mix criteria from the Economic to the Environmental category. As such, Ecopetrol’s score decreased due to the structure of our product portfolio, reserves and LNG capacity. Of the seven criteria that make up this dimension, we improved our score in three and remained stable in the two where we recorded the maximum score (Water Related Risks and Environmental Reporting).

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•	S&P deducted 1.13 points from the total score for the Lizama incident, which continues to appear sporadically in the media.

Additionally, during 3Q22 Ecopetrol also completed the information for CDP Climate Reporting and CDP Water Disclosure. The results of these benchmarks are expected by year-end. Regarding CENIT, it was conferred with the "Colombian Sustainability Award for Good Labor Practices" in the Large Companies category by ACRIP (Colombian Federation of HR Management for its Spanish acronym) and Centro RS, for its comprehensive Human Talent management practices and contribution to sustainable development, positively impacting individuals, society and the country.

Human rights

Ecopetrol began a new cycle of Human Rights (HR) risks gathering at the operational level, with the objective of assuring the respective due diligence process that allows the identification of risks and impacts on Human Rights, as well as to determine treatment measures for these. This exercise began in the Orinoquía Region and was prepared jointly among the Andean East Regional Vice Presidency and the Physical Security Management. Actions to prevent and mitigate risk sources will be addressed in the resolution plans.

The training programs on human rights continued, with special attention to the identification of risks associated with social leaders. In 3Q22, human rights training was given to the Steering Committee of the company, as well as to approximately 800 suppliers, 600 workers and 10 partners. Emphasis was placed on the duty to respect and promote human rights, the importance of conducting a risks survey related to human rights, roles and responsibilities, and the benefits for the Company to address human rights issues, consistent with the United Nations Guiding Principles on Business and Human Rights and other international standards. So far this year, more than 7,400 workers have taken the virtual human rights course and human rights training has been provided to more than 900 suppliers, approximately 1,200 workers and 10 partners.

Corporate Governance and Corporate Bodies

In addition to the awards and accolades described above, Ecopetrol also received the 2022 ANDESCO Sustainability Award for best practices in corporate governance with the internal project "Strengthening the Corporate Governance Model of the Ecopetrol Group". The training program for Directors of Boards of Directors of the Ecopetrol Group, designed by the Corporate Governance Management in partnership with CESA business school and the Universidad de los Andes, was completed, seeking to strengthen the role of directors and boards of directors of the Ecopetrol Group, with the participation of more than 30 attendees, including directors and board secretaries. This training included topics related to sustainability, ESG practices, strategy, corporate governance and soft skills.

On October 24, 2022, an extraordinary meeting of the General Shareholders’ Meeting was held wherein the election of members of the Board of Directors was put into consideration by the shareholders. The list of candidates complied with applicable law and internal Company regulations. The provisions of Article 20 of the corporate bylaws were met with the nomination of at least three current members included in the list, the participation of women in the elected Board increased above the statutory requirements, with two candidates included therein, and the number of independent members was maintained above the minimum established in the bylaws. All information on this extraordinary assembly is available on Ecopetrol’s website to be reviewed by shareholders and stakeholders.

Science, Technology and Innovation

During 3Q22, progress was made in the implementation of the science, technology and innovation portfolio, ensuring benefits valued at USD 136 million, as a result of developments in business technologies and digital solutions implemented in Ecopetrol and CENIT, mainly resulting from:

In digital transformation, benefits of USD 85 million were captured, a 133% year-on-year increase as compared to 3Q21 (USD 36.5 million). These benefits are attributable as follows: 37% to production increases and deferment reductions in the Castilla, Chichimene, Oriente (Rubiales), Andina and Apiay regions; 9% to higher automation

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levels in plants and pumping systems in the Midstream segment and higher revenues from fewer shutdowns due to high/low inventories in the systems; 7% to profit increases from fuel spot trading operations; and 6% to improvements in financial costs mainly due to a better procurement process.

Among the digitization projects, the following stand out:

•	Advances in energy transition: using the Visual Mesa digital tool, it has been possible to optimize in real-time the energy generation system of the Barrancabermeja refinery to reduce gas consumption in industrial services (gas consumption savings: 1 GBTU per day) and generate a reduction in CO2 emissions (20,000 tons per year); likewise, in the Cartagena refinery, our aim is to cut gas consumption by around 4% and generate a reduction in CO2 emissions of 23,000 tons per year.

•	Greater efficiencies in Supply Chain Management among Ecopetrol and its subsidiaries by implementing digital solutions to maximize working capital in crude and product inventories, optimizing dilution and logistics costs, and having the capacity to proactively react and make operational decisions regarding unforeseen events.

•	The optimization of commercial, logistics and financial processes with the implementation of the gas modules of the digital solution for integrated commercial management. This tool enables informed business decision making by automating and consolidating analysis of prices, markets, and logistics costs. Regarding the logistics process, the tool allows greater traceability and control of volumetric information and enables the consolidation of operational reports.

Concerning technological developments and support, USD 50.9 million in benefits were captured, mainly from the optimization of decreased flaring as a decarbonization strategy in the production segment, with higher revenues from the mitigation of deferred emissions in Chichimene by injecting the Europa additive and through incremental production in 13 Castilla fields with hydraulic, chemical or mechanical stimulation.

Progress has been achieved in establishing an EnergyTech ecosystem to encourage cutting-edge knowledge around technological solutions and innovations applied to address the main challenges in the energy transition. In 3Q22, an agreement was signed with Germany’s State of Bayern to foster the exchange of knowledge on sustainable development, energy transition, methodologies and best practices, and leverage technological development. This alliance seeks to stage a Colombia-Germany Startup Hub, focused on innovation and technology for the green hydrogen value chain. Likewise, a collaboration was established with the Colombian Embassy in Germany to increase capacities in energy transition technologies, mainly in green hydrogen, renewable energies, biomass and water treatment. Similarly, progress is being made in establishing a joint agenda with the Singapore ecosystem, through the ISCE (Institute of Sustainability for Chemicals, Energy and Environment) established by A*STAR,18 geared towards generating sustainable value through digitization and automation.

Regarding innovation, in the deployment of the Caribbean Innovation and Technology Center, most noteworthy is the agreement reached with the Caribbean Chamber of Commerce for the joint progression of the ecosystem and the operation of the center with SENA to operate the techno-park and with the Cartagena refinery the mobility park. Likewise, the virtual layer through the metaverse of the Innovation Center is worth highlighting, wherein approximately 500 attendees have entered, including Colombian businessmen, government officials and entrepreneurs, to tour the green hydrogen generation system, the Micro-LNG pilot and the integral water management platform, disclosing the knowledge related to these projects.

Regarding intellectual property, in 3Q22, Ecopetrol was granted six new patents of which four were granted in Colombia, two of these together with the Universidad Industrial de Santander and one with the Universidad Pontificia Bolivariana; the other two were granted in Venezuela. These patents represent scientific and technological advances in the traditional hydrocarbon business, in the evaluation of fluid systems for the control of drilling losses, the control of production fluctuations, the management of water in fields with heavy crude and

18 Agency for Science, Technology and Research of Singapore (https://www.a-star.edu.sg/)

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high volumes of water, the improvement in transport conditions of heavy and extra-heavy crude and the liquification of sediments favoring the recovery of hydrocarbons in storage. Likewise, these patents represent various advances, including in the exploration of water bodies such as seas and oceans, for the development of weather patterns, exploration of energy sources, habitat mapping, environmental studies, maritime surveillance and reconnaissance, and climate monitoring.

Regarding science, technology, and innovation strategy (CT+i for its Spanish acronym), Ecopetrol was recognized as the most innovative company in the Bogotá-Cundinamarca region and the fifth most innovative company in Colombia by the ANDI (National Business Association of Colombia) and Dinero magazine in the innovation ranking. Three companies from the Ecopetrol Group placed in the top 15 places - Ecopetrol (5), Esenttia (10) and ISA (15). Likewise, CINTEL19 and PwC bestowed Ecopetrol the award for digital business transformation within the framework of the ANDICOM 2022 ICT Congress. Microsoft awarded Ecopetrol a distinction for its innovative energy vision founded on the Post Digital and New Normal – Journey to Cloud projects, benchmark regional projects that had a positive great impact on operational efficiency with robust and innovative technical support architectures. Likewise, Shared Services & Outsourcing Network (SSON), the largest shared services network in the world, awarded Ecopetrol second place in the Human Resources category for the New Normal project, highlighting the improvements in transformation, cost and capacity in human resource services.

V. Results Presentation

Ecopetrol management will host two virtual conference calls to review the results for the third quarter of 2022:

Spanish November 9, 2022 08:00 a.m. Colombia 08:00 a.m. Nueva York	English November 9, 2022 10:00 a.m. Colombia 10:00 a.m. Nueva York

To access it, please used the following links:

Spanish: https://onlinexperiences.com/Launch/QReg/ShowUUID=DC61965E-7501-445F-BAE2-2659C10E174F&LangLocaleID=1034

English: https://onlinexperiences.com/Launch/QReg/ShowUUID=BB969832-83A2-4612-976C-2C021A7B73E9&LangLocaleID=1033

Please check if your browser allows the normal operation of the online presentation. We recommend using the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

The results report, presentation, webcast and replay of the webcasts will be available on the Ecopetrol website: www.ecopetrol.com.co

Any URLs referenced in this report are intended to be an inactive textual reference only. The information on any such websites, which might be accessible through a hyperlink resulting from a URL in this report, is not and shall not be deemed to be incorporated into this report.

19 Center for Research and Development in Information and Communication Technologies

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Ecopetrol Group Appendices

Table 1: Income Statement - Ecopetrol Group

Billion (COP)	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Revenue
Local	22,163	12,084	83.4%	60,962	30,035	103.0%
Export	21,275	11,249	89.1%	58,834	29,948	96.5%
Total revenue	43,438	23,333	86.2%	119,796	59,983	99.7%
Cost of sales
Depreciation, amortization and depletion	3,056	2,629	16.2%	8,361	7,195	16.2%
Variable depreciation, amortization and depletion	1,857	1,787	3.9%	4,986	4,957	0.6%
Fixed cost depreciation	1,199	842	42.4%	3,375	2,238	50.8%
Variable costs	16,982	8,994	88.8%	45,390	21,992	106.4%
Imported products	6,915	5,039	37.2%	23,244	11,265	106.3%
Local purchases	6,895	4,618	49.3%	19,522	11,350	72.0%
Hydrocarbon transportation services	302	216	39.8%	870	665	30.8%
Inventories and others	2,870	(879)	(426.5%)	1,754	(1,288)	(236.2%)
Fixed costs	4,397	2,883	52.5%	11,700	7,262	61.1%
Contracted services	1,109	1,028	7.9%	3,095	2,395	29.2%
Construction services	993	0	-	2,653	0	-
Maintenance	821	663	23.8%	2,439	1,738	40.3%
Labor costs	834	656	27.1%	1,888	1,801	4.8%
Other	640	536	19.4%	1,625	1,328	22.4%
Total cost of sales	24,435	14,506	68.4%	65,451	36,449	79.6%
Gross income	19,003	8,827	115.3%	54,345	23,534	130.9%
Operating expenses	1,781	1,725	3.2%	5,986	4,362	37.2%
Administration expenses	1,681	1,422	18.2%	5,342	3,828	39.6%
Exploration and projects expenses	100	301	(66.8%)	638	536	19.0%
(Recovery) expense for impairment long-term assets	0	2	(100.0%)	6	(2)	(400.0%)
Operating income	17,222	7,102	142.5%	48,359	19,172	152.2%
Finance result, net	(1,853)	(697)	165.9%	(5,366)	(2,180)	146.1%
Foreign exchange, net	(239)	248	(196.4%)	(378)	352	(207.4%)
Interest, net	(1,178)	(639)	84.4%	(3,273)	(1,737)	88.4%
Financial income/loss	(436)	(306)	42.5%	(1,715)	(795)	115.7%
Share of profit of companies	218	111	96.4%	657	226	190.7%
Income before income tax	15,587	6,516	139.2%	43,650	17,218	153.5%
Income tax	(5,115)	(2,193)	133.2%	(14,309)	(5,499)	160.2%
Net income consolidated	10,472	4,323	142.2%	29,341	11,719	150.4%
Non-controlling interest	(959)	(516)	85.9%	(2,786)	(1,102)	152.8%
Net income attributable to owners of Ecopetrol	9,513	3,807	149.9%	26,555	10,617	150.1%

EBITDA	21,142	10,371	103.9%	59,249	27,986	111.7%
EBITDA margin	48.7%	44.4%	4.3%	49.5%	46.7%	2.8%

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Table 2: Statement of Financial Position - Ecopetrol Group

Billion (COP)	September 30, 2022	June 30, 2022	∆ (%)
Current assets
Cash and cash equivalents	12,918	10,104	27.9%
Trade and other receivables	33,551	29,114	15.2%
Inventories	10,784	12,177	(11.4%)
Current tax assets	5,685	6,056	(6.1%)
Other financial assets	2,235	1,146	95.0%
Other assets	2,763	2,365	16.8%
	67,936	60,962	11.4%
Non-current assets held for sale	76	48	58.3%
Total current assets	68,012	61,010	11.5%

Non-current assets
Investments in associates and joint ventures	8,933	9,103	(1.9%)
Trade and other receivables	28,493	26,282	8.4%
Property, plant and equipment	96,556	92,035	4.9%
Natural and environmental resources	40,965	38,022	7.7%
Assets by right of use	605	561	7.8%
Intangibles	17,308	15,975	8.3%
Deferred tax assets	14,951	13,307	12.4%
Other financial assets	965	827	16.7%
Goodwill and Other assets	6,344	5,755	10.2%
Total non-current assets	215,120	201,867	6.6%

Total assets	283,132	262,877	7.7%

Current liabilities
Loans and borrowings	22,614	9,763	131.6%
Trade and other payables	17,090	22,129	(22.8%)
Provision for employees benefits	2,217	2,032	9.1%
Current tax liabilities	6,517	4,692	38.9%
Accrued liabilities and provisions	1,118	1,147	(2.5%)
Other liabilities	1,803	1,962	(8.1%)
Liabilites related to non-current assets held for sell	30	27	11.1%
Total current liabilities	51,389	41,752	23.1%

Non-current liabilities
Loans and borrowings	85,126	88,983	(4.3%)
Trade and other payables	64	80	(20.0%)
Provision for employees benefits	11,023	10,643	3.6%
Non-current taxes	12,589	11,958	5.3%
Accrued liabilities and provisions	12,929	12,874	0.4%
Other liabilities	2,173	1,910	13.8%
Total non-current liabilities	123,904	126,448	(2.0%)

Total liabilities	175,293	168,200	4.2%

Equity
Equity attributable to owners of the company	81,865	70,608	15.9%
Non-controlling interests	25,974	24,069	7.9%
Total equity	107,839	94,677	13.9%

Total liabilities and equity	283,132	262,877	7.7%

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Table 3: Cash Flow Statement - Ecopetrol Group

Billion (COP)	3Q 2022	3Q 2021	9M 2022	9M 2021
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	9,513	3,807	26,555	10,617
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	959	516	2,786	1,102
Income tax	5,115	2,193	14,309	5,499
Depreciation, depletion and amortization	3,184	2,687	8,749	7,384
Foreign exchange (gain) loss	239	(248)	378	10
Gain on other comprenhensive Income realized	0	0	0	(362)
Finance costs recognized in profit or loss	1,922	936	5,445	2,566
Dry wells	(1)	180	437	350
Loss (gain) on disposal of non-current assets	(7)	34	299	54
Impairment of current and non-current assets	11	2	52	17
Fair value (gain) on financial assets valuation	(77)	19	(180)	38
Gain on financial derivatives	43	(10)	32	0
Gain on assets for sale	(276)	(3)	(266)	(7)
(Gain) loss on share of profit of associates and joint ventures	(218)	(111)	(657)	(226)
Exchange difference on export hedges and ineffectiveness	388	105	680	255
Others minor items	(5)	(4)	(1)	10
Net changes in operating assets and liabilities	(3,903)	(3,851)	(26,737)	(11,338)
Income tax paid	(1,952)	(972)	(7,006)	(4,442)
Cash provided by operating activities	14,935	5,280	24,875	11,527

Cash flows from investing activities
Investment in joint ventures	(145)	(16)	(210)	(16)
Acquisition of subsidiaries, net of cash acquired	0	(9,316)	0	(9,316)
Investment in property, plant and equipment	(2,166)	(1,725)	(5,259)	(3,983)
Investment in natural and environmental resources	(2,983)	(1,695)	(7,473)	(4,562)
Payments for intangibles	(345)	(144)	(702)	(208)
Sale of assets held for sale and equity instruments	0	3	0	0
(Purchases) sales of other financial assets	(776)	(552)	393	1,155
Interest received	277	63	614	130
Dividends received	1,001	13	1,179	95
Proceeds from sales of assets	322	(7)	402	7
Net cash used in investing activities	(4,815)	(13,376)	(11,056)	(16,698)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(826)	14,171	(1,156)	13,492
Interest paid	(1,210)	(606)	(3,649)	(1,820)
Lease Payments	(106)	(80)	(312)	(231)
Return of capital	(7)	0	(14)	0
Dividends paid	(5,222)	(274)	(11,187)	(1,424)
Net cash used in financing activities	(7,371)	13,211	(16,318)	10,017

Exchange difference in cash and cash equivalents	65	(50)	867	159
Net (decrease) increase in cash and cash equivalents	2,814	5,065	(1,632)	5,005
Cash and cash equivalents at the beginning of the period	10,104	5,022	14,550	5,082
Cash and cash equivalents at the end of the period	12,918	10,087	12,918	10,087

34

Table 4: EBITDA Reconciliation - Ecopetrol Group

Billion (COP)	3Q 2022	3Q 2021	9M 2022	9M 2021
Net income attributable to the owners of Ecopetrol	9,513	3,807	26,555	10,617
(+) Depreciation, amortization and depletion	3,184	2,687	8,749	7,384
(+/-) Impairment of long-term assets	0	2	6	(2)
(+/-) Financial result, net	1,853	697	5,366	2,180
(+) Income tax	5,115	2,193	14,309	5,499
(+) Taxes and others	518	469	1,478	1,206
(+/-) Non-controlling interest	959	516	2,786	1,102
Consolidated EBITDA	21,142	10,371	59,249	27,986

Table 5: Reconciliation of EBITDA by Segment (3Q22)

Billion (COP)	Upstream	Downstream	Midstream	Energy	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	7,172	765	1,369	207	0	9,513
(+) Depreciation, amortization and depletion	1,950	493	381	360	0	3,184
(+/-) Impairment of long-term assets	0	0	0	0	0	0
(+/-) Financial result, net	625	435	(20)	793	20	1,853
(+) Income tax	3,699	341	814	261	0	5,115
(+) Other taxes	302	147	25	45	(1)	518
(+/-) Non-controlling interest	(26)	51	323	611	0	959
Consolidated EBITDA	13,722	2,232	2,892	2,277	19	21,142

Appendices, Ecopetrol S.A.

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 6: Income Statement

Billion (COP)	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Local	21,377	11,780	81.5%	57,181	29,551	93.5%
Exports	14,810	8,174	81.2%	43,368	22,784	90.3%
Total revenue	36,187	19,954	81.4%	100,549	52,335	92.1%
Variable costs	20,651	11,584	78.3%	55,430	29,136	90.2%
Fixed costs	3,626	3,067	18.2%	10,011	8,465	18.3%
Total cost of sales	24,277	14,651	65.7%	65,441	37,601	74.0%
Gross income	11,910	5,303	124.6%	35,108	14,734	138.3%
Operating expenses	886	988	(10.3%)	2,702	2,505	7.9%
Operating income	11,024	4,315	155.5%	32,406	12,229	165.0%
Financial income/loss	(1,193)	(679)	75.7%	(3,112)	(2,596)	19.9%
Share of profit of companies	3,133	1,271	146.5%	7,528	3,941	91.0%
Income before income tax	12,964	4,907	164.2%	36,822	13,574	171.3%
Income tax	(3,451)	(1,100)	213.7%	(10,267)	(2,957)	247.2%
Net income attributable to owners of Ecopetrol	9,513	3,807	149.9%	26,555	10,617	150.1%

EBITDA	12,962	6,363	103.7%	37,858	17,887	111.7%
EBITDA margin	35.8%	31.90%	3.9%	37.70%	34.20%	3.5%

35

Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	September 30, 2022	June 30, 2022	∆ (%)
Current assets
Cash and cash equivalents	4,147	2,987	38.8%
Trade and other receivables	28,906	26,385	9.6%
Inventories	6,793	8,100	(16.1%)
Current tax assets	4,426	4,651	(4.8%)
Other financial assets	4,137	2,973	39.2%
Other assets	1,599	1,447	10.5%
	50,008	46,543	7.4%
Non-current assets held for sale	47	26	80.8%
Total current assets	50,055	46,569	7.5%

Non-current assets
Investments in associates and joint ventures	86,235	78,346	10.1%
Trade and other receivables	533	517	3.1%
Property, plant and equipment	26,211	25,409	3.2%
Natural and environmental resources	25,452	24,571	3.6%
Assets by right of use	2,935	3,001	(2.2%)
Intangibles	370	313	18.2%
Deferred tax assets	8,642	7,110	21.5%
Other financial assets	310	308	0.6%
Goodwill and other assets	1,229	1,070	14.9%
Total non-current assets	151,917	140,645	8.0%

Total assets	201,972	187,214	7.9%

Current liabilities
Loans and borrowings	19,490	5,714	241.1%
Trade and other payables	14,463	19,863	(27.2%)
Provision for employees benefits	1,939	1,810	7.1%
Current tax liabilities	4,883	3,556	37.3%
Accrued liabilities and provisions	738	778	(5.1%)
Other liabilities	1,292	1,539	(16.0%)
Total current liabilities	42,805	33,260	28.7%

Non-current liabilities
Loans and borrowings	56,289	62,812	(10.4%)
Provision for employees benefits	10,110	9,771	3.5%
Non-current tax liabilities	348	287	21.3%
Accrued liabilities and provisions	10,223	10,328	(1.0%)
Other liabilities	332	148	124.3%
Total non-current liabilities	77,302	83,346	(7.3%)

Total liabilities	120,107	116,606	3.0%

Equity
Equity attributable to owners of the company	81,865	70,608	15.9%
Total equity	81,865	70,608	15.9%

Total liabilities and equity	201,972	187,214	7.9%

36

Table 8: Export Destinations - Ecopetrol Group

Crudes - mboed	3Q 2022	3Q 2021	% Share	9M 2022	9M 2021	% Share
U.S. Gulf Coast	190.4	118.2	45.6%	167.1	121.8	40.8%
Asia	191.6	198.5	45.9%	211.9	197.9	51.7%
Central America / Caribbean	3.5	0.0	0.8%	3.8	6.7	0.9%
Others	8.6	8.2	2.1%	11.4	3.3	2.8%
Europe	23.7	6.8	5.7%	15.5	11.3	3.8%
U.S. West Coast	0.0	7.4	0.0%	0.0	5.3	0.0%
South America	0.0	1.4	0.0%	0.0	0.9	0.0%
U.S. East Coast	0.0	0.0	0.0%	0.0	0.0	0.0%
Total	417.8	340.5	100.0%	409.7	347.3	100.0%

Products - mboed	3Q 2022	3Q 2021	% Share	9M 2022	9M 2021	% Share
Central America / Caribbean	46.6	43.8	49.7%	48.8	38.5	57.3%
U.S. Gulf Coast	30.0	15.4	32.0%	17.1	15.5	20.1%
Asia	0.1	15.1	0.1%	6.2	14.4	7.3%
South America	6.0	10.8	6.4%	6.2	10.5	7.3%
U.S. East Coast	2.0	10.0	2.1%	2.5	17.3	3.0%
Europe	7.8	3.3	8.3%	4.5	3.8	5.3%
U.S. West Coast	0.0	0.0	0.0%	0.0	0.0	0.0%
Others	1.2	0.4	1.3%	(0.2)	0.9	-0.2%
Total	93.8	98.8	100.0%	85.2	100.9	100.0%

Table 9: Local Purchases and Imports - Ecopetrol Group

Local Purchases - mboed	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Crude Oil	187.6	199.5	(6.0%)	184.2	185.0	(0.4%)
Gas	2.5	3.2	(21.9%)	2.5	2.3	8.7%
Products	3.3	2.9	13.8%	3.2	2.8	14.3%
Diluent	0.0	0.0	-	0.0	0.0	-
Total	193.4	205.6	(5.9%)	189.9	190.1	(0.1%)

Imports - mboed	3Q 2022	3Q 2021	∆ (%)	9M 2022	9M 2021	∆ (%)
Crude Oil	40.2	29.5	36.3%	36.7	25.8	42.2%
Products	84.7	107.8	(21.4%)	106.3	82.6	28.7%
Diluent	28.0	24.2	15.7%	32.9	26.0	26.5%
Total	152.8	161.5	(5.4%)	175.9	134.4	30.9%

Total	346.2	367.1	(5.7%)	365.8	324.5	12.7%

37

Table 10: Exploratory Wells Detail - Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date
1	First	Bololó-1	A3	VIM-8	Low Magdalena Valley	Hocol 100% (Operator)	Dry	January 3/2022
2	First	El Niño-2	A1	Boqueron	High Magdalena Valley	Perenco 30% (Operator),ECP 50%, CNOOC 20%	Successful	January 13/2022
3	First	EST-SN-15	Estratigráfico	SN-15	Sinú - San Jacinto	Hocol 100% (Operator)	Plugged and Abandoned	January 17/2022
4	First	Pilonera-1	A3	SSJN1	Sinú - San Jacinto	Hocol 50 % Lewis Energy 50% (Operator)	Plugged and Abandoned	January 20/2022
5	First	Boranda Sur-3	A1	Boranda	Magdalena Middle Valley	Parex 50% (Operator) ECP 50%	Under Evaluation	February 23/2022
6	Second	Chinchorro-1G	A3	GUA-2	Lower Guajira	Hocol 100%	Dry	April 16/2022
7	Second	Boranda Norte-1	A1	Boranda	Magdalena Middle Valley	Parex 50% (Operator) ECP 50%	Dry	May 15/2022
8	Second	Tejon-1	A2B	CPO-9	Colombian Eastern Plains	ECP 55% (Operator) Repsol 45%	Successful	May 22/2022
9	Second	Morito-1	A3	Convenio de Explotacion del Magdalena Medio	Magdalena Middle Valley	ECP 100%	Successful	June 30/2022
10	Third	Gorgon-2	A1	Purple Angel	Caribe Offshore	ECP 50% Shell 50% (Operator)	Successful	July 10/2022
11	Third	Uchuva-1	A3	Tayrona	Caribe Offshore	ECP 55,6% Petrobras 44.4% (Operator)	Successful	July 15/2022
12	Third	Kinacú-1	A2A	Área Sur	Putumayo	ECP 100% (Operator)	Under Evaluation	July 27/2022
13	Third	Coralino-1	A3	VIM-8	Low Magdalena Valley	Hocol 100% (Operator)	Under Evaluation*	Sept 01/2022
Wells driled by partners on sole risk basis
1	First	Cayena-2	A1	Fortuna	Magdalena Middle Valley	Parex 80% (Operator) ECP 20% Partner sole-risk basis	Under Evaluation	January 12/2022
2	First	Caño Caranal DT-1	A3	Cosecha	Colombian Eastern Plains	Sierracol 50% (Operator) ECP 50 % Partner sole-risk basis	Dry	March 14/2022
3	Second	Fidalga-1	A2C	Fortuna	Magdalena Middle Valley	Parex 80% (Operator) ECP 20% Partner sole-risk basis	Under Evaluation	April 02/2022
4	Second	Fidalga-1 ST1	A2C	Fortuna	Magdalena Middle Valley	Parex 80% (Operator) ECP 20% Partner sole-risk basis	Under Evaluation	May 04/2022
5	Second	Caño Caranal DT-1 ST1	A3	Cosecha	Colombian Eastern Plains	Sierracol 50% (Operator) ECP 50 % Partner sole-risk basis	Dry	April 25/2022
6	Second	Fidalga-1 ST2	A2C	Fortuna	Magdalena Middle Valley	Parex 80% (Operator) ECP 20% Partner sole-risk basis	Under Evaluation	June 23/2022
7	Second	Boranda Norte-1 ST1	A1	Boranda	Magdalena Middle Valley	Parex % (Operator) ECP % Partner exclusive operation	Dry	June 21/ 2022
8	Third	Boranda Norte-1 ST2	A1	Boranda	Valle Medio del Magdalena	Parex % (Operator) ECP % Partner exclusive operation	Successful	July 19/2022

*At the end of the quarter it was under evaluation and during the month of October the presence of gas was confirmed in the initial tests.

38

Table 11: HSE Performance (Health, Safety and Environment)

HSE Indicators*	3Q 2022	3Q 2021	9M 2022	9M 2021
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.35	0.40	0.31	0.53
Environmental incidents**	2	1	7	5

39